SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                            _______________________

                                  FORM 40-F/A
                               (Amendment No. 1)

           [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [ ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________          Commission File Number: 001-32748

                            _______________________

                            CORRIENTE RESOURCES INC.
             (Exact name of Registrant as specified in its charter)

   BRITISH COLUMBIA                  1000                       NOT APPLICABLE
  (Province or other           (Primary Standard               (I.R.S. Employer
   Jurisdiction of         Industrial  Classification        Identification No.)
  Incorporation or               Code Number)
    Organization)

                          520 - 800 WEST PENDER STREET
                          VANCOUVER, BRITISH COLUMBIA
                                 V6C 2V6 CANADA
                                 (604) 687-0449
   (Address and telephone number of Registrants' principal executive offices)

                             CT Corporation System
                               111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                         _____________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                     NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                          COMMON SHARES, NO PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     NONE

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form              [ ] Audited annual financial statements

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

               Yes _____         82-_____                        No   __X__

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

               Yes _____                                         No   __X__

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No.
------------

1.* Annual Information Form for the year ended December 31, 2004, dated March 30, 2005.
2.* Audited Financial Statements for the year ended December 31, 2004 and December 31, 2003.
3.* Unaudited Interim Financial Statements for the period ended September 30, 2005.
4.*  Management's Discussion and Analysis for the period ended September 30,
     2005.
5.* Management's Discussion and Analysis for the year ended December 31, 2004. 6.* Preliminary Short Form Prospectus (English) dated December 12, 2005.
7.*  Final Short Form Prospectus (English) dated December 19, 2005.
8.*  Underwriting Agreement dated December 13, 2005.
9.*  Material Change Report, dated December 16, 2005.
10.* Material Change Report, dated December 14, 2005.
11.* Material Change Report, dated April 22, 2005.
12.* Press Release, dated January 13, 2006, concerning the appointment of a new director.
13.* Press Release, dated January 5, 2006, concerning the resumption of drilling in the Corriente copper belt.
14.* Press Release, dated December 29, 2005, concerning the closing of the $30 million equity offering.
15.* Press Release, dated December 20, 2005, concerning the submission of the environmental impact assessment of the Mirador Project to the Ecuador government.
16.* Press Release, dated December 15, 2005, concerning the exercise of the underwriters' option.
17.* Press Release, dated December 13, 2005, concerning the announcement of underwriting commitments.
18.* Press Release, dated December 12, 2005, concerning the announcement of an equity financing.
19.* Press Release, dated November 17, 2005, concerning the life extension of the Mirador Mine.
20.* Press Release, dated September 19, 2005, concerning the appointment of
     Corriente's president.
21.* Press Release, dated August 8, 2005, concerning the completion of optimization drilling.
22.* Press Release, dated July 6, 2005 concerning the intersection of high-grade copper at the Mirador Project.
23.* Press Release, dated May 19, 2005, concerning the optimization well at the
     Mirador Project.
24.* Press Release, dated April 14, 2005, concerning the completion of the positive feasibility study.
25.* Press Release, dated February 21, 2005, concerning the appointment of a construction manager for the Mirador Project.
26.* Press Release, dated February 7, 2005, concerning the concentrator technical services agreement signed with Outokumpu.
27.* Press Release, dated January 11, 2005, concerning a starter project update to the Mirador copper deposit.
28.* Notice of Annual General Meeting of Shareholders, dated March 31, 2005. 29.* Form of proxy concerning the Annual General Meeting of Shareholders, dated
     May 9, 2005.
30.* Management information circular as at March 31, 2005.
31.* Mirador Copper Project Feasibility Study Report by AMEC Americas Limited
     dated May 11, 2005.
32.* Update on Copper, Gold and Silver Resources and Pit Optimizations, Mirador
     Project, Ecuador by Mine Development Associates dated December 6, 2005.
33. Technical Report Update on the Copper, Gold and Silver Resources and Pit Optimizations, Mirador Project, Ecuador by Mine Development Associates dated January 31, 2006.

______________________________

* Incorporated by reference into the Registration Statement on Form 40-F of the Registrant, which was initially filed with the Securities and Exchange Commission on February 13, 2006 (File No. 001-32748).

                                                                    DOCUMENT 33

                         Technical Report Update on the
                       Copper, Gold, and Silver Resources
                                      and
                               Pit Optimizations

                            MIRADOR PROJECT, ECUADOR





                            [PHOTO GRAPHIC OMITTED]






                                      for

                            CORRIENTE RESOURCES INC.


                                January 31, 2006


                                                        George Sivertz, P. Geo.
                                            Steven Ristorcelli, P. Geo., C.P.G.
                                                           Scott Hardy, P. Eng.


CONTENTS
---------------------------------------------------------------------------------------------------------------------------

1.0      summary..........................................................................................................1
         1.1      Introduction............................................................................................1
         1.2      Geology and Mineralization..............................................................................2
         1.3      Sampling, Quality Assurance/Quality Control and Check Sampling..........................................3
         1.4      Metallurgical Testwork..................................................................................4
         1.5      2005 Mineral Resource Estimate..........................................................................5
         1.6      2005 Mineral Reserve Estimate...........................................................................7
         1.7      Recommendations.........................................................................................8

2.0      Introduction and terms of reference.............................................................................10
         2.1      Introduction...........................................................................................10
         2.2      Terms of Reference.....................................................................................10

3.0      RELIANCE ON OTHER EXPERTS.......................................................................................12

4.0      property description and location...............................................................................13
         4.1      Property Location......................................................................................13
         4.2      Mineral Tenure.........................................................................................13
         4.3      Permits and Agreements.................................................................................20
         4.4      Environmental Impact Assessment........................................................................22

5.0      access ROUTES, climate, physiography AND INFRASTRUCTURE.........................................................23
         5.1      Access Routes..........................................................................................23
         5.2      Climate................................................................................................23
         5.3      Physiography...........................................................................................23
         5.4      Infrastructure.........................................................................................23

6.0      history.........................................................................................................25
         6.1      Exploration History....................................................................................25
         6.2      2004 Mineral Resource Estimate (AMEC)..................................................................26

7.0      geological setting..............................................................................................29
         7.1      Regional Geology.......................................................................................29
         7.2      Local and Property Geology.............................................................................29

8.0      deposit types...................................................................................................33

9.0      mineralization..................................................................................................34




775-856-5700

210 South Rock Blvd.
Reno, Nevada  89502
FAX: 775-856-6053


10.0     exploration.....................................................................................................35
         10.1     2000...................................................................................................35
         10.2     2001...................................................................................................35
         10.3     2002...................................................................................................35
         10.4     2003...................................................................................................36
         10.5     2004...................................................................................................36
         10.6     2005...................................................................................................36

11.0     drilling........................................................................................................37

12.0     sampling method and approach....................................................................................44

13.0     sample preparation, analyses, and security......................................................................46
         13.1     Sample Preparation and Analyses 2000-2004..............................................................46
         13.2     Sample Preparation and Analyses 2005...................................................................46
         13.3     Sample Security........................................................................................47

14.0     data verification...............................................................................................48
         14.1     Introduction...........................................................................................48
         14.2     Definitions............................................................................................48
         14.3     Quality Assurance/Quality Control (QA/QC) Programs 2000-2004...........................................49
                  14.3.1   ICP Sample Analysis...........................................................................50
                  14.3.2   Reassay of Phase 1 and 2 Drilling Samples.....................................................50
                  14.3.3   Standard Reference Material...................................................................52
                  14.3.4   Duplicate Samples.............................................................................55
                  14.3.5   Coarse Crush Duplicates, 1/2" Crush Material....................................................55
                  14.3.6   Coarse Reject Duplicates......................................................................56
                  14.3.7   Pulp Duplicates...............................................................................59
                  14.3.8   Database Quality Control......................................................................61
                  14.3.9   Assay Results and Lithology Codes.............................................................61
                  14.3.10  Downhole Surveys..............................................................................61
                  14.3.11  Bulk Density..................................................................................61
         14.4     Quality Assurance/Quality Control (QA/QC) Program 2005.................................................62
                  14.4.1   Summary and Conclusions.......................................................................62
                  14.4.2   Sample Preparation and Analysis...............................................................63
                  14.4.3   Duplicate Analyses on Pulps and Coarse Rejects................................................64
                  14.4.4   Standard Reference Samples....................................................................73

15.0     adjacent properties.............................................................................................77

16.0     mineral processing and metallurgical testing....................................................................78
         16.1     Introduction...........................................................................................78
         16.2     History of Metallurgical Testwork......................................................................78
         16.3     Flowsheet..............................................................................................81

17.0     mineral resource and mineral reserve estimates..................................................................83
         17.1     Introduction...........................................................................................83


         17.2     Corriente Geologic Model...............................................................................83
         17.3     Sample Coding and Compositing..........................................................................86
         17.4     Specific Gravity Model.................................................................................87
         17.5     Resource Model and Estimation..........................................................................87
         17.6     Resource...............................................................................................95
         17.7     Reserves..............................................................................................101
                  17.7.1   Introduction.................................................................................101
                  17.7.2   Applied Methodologies........................................................................102
                  17.7.3   Floating Cone Analyses.......................................................................103
                  17.7.4   Mine Design..................................................................................104
                  17.7.5   Pit Slopes...................................................................................104
         17.8     Discussion, Qualifications, Risk and Recommendations..................................................107

18.0     Other relevant data and information............................................................................108

19.0     requirements for technical reports on production
         and development properties.....................................................................................109

20.0     conclusions....................................................................................................110

21.0     RECOMMENDATIONS................................................................................................112

22.0     references.....................................................................................................113

23.0     AUTHOR'S CERTIFICATE AND SIGNATURE PAGE........................................................................114




TABLES
----------------------------------------------------------------------------------------------------------------------------

Table 1.1      Criteria for Resource Classification.......................................................................5
Table 1.2      Resource Estimate Summary..................................................................................6
Table 1.3      Mirador Proven & Probable Reserves.........................................................................7
Table 1.4      Floating Cone Parameters...................................................................................8
Table 4.1      Mirador Concession Locations and Areas....................................................................15
Table 4.2      Annual Conservation Patent Fees Payable For Mineral Concessions In Ecuador................................18
Table 4.3      List of Major Permits required for the Project............................................................21
Table 6.1      Mirador Deposit Mineral Resource Summary - 23 September 2004..............................................28
Table 11.1     Metal Grades by Vertical vs. Angle Hole...................................................................38
Table 14.1     Bulk Density Independent Check Results....................................................................62
Table 14.2     Statistics of the Duplicate Samples.......................................................................67
Table 14.3     Absolute Value of the Relative Difference between Sample Pairs............................................68
Table 14.4     List of Re-Analyzed Batches...............................................................................73
Table 14.5     Descriptive Statistics of the Standard Reference Material.................................................76
Table 17.1     Coding and Description of the Geologic Model..............................................................84
Table 17.2     List of Specific Gravity Values Used in Model.............................................................87
Table 17.3     Estimation Parameters for Copper by Mineral Domain........................................................91




Table 17.4     Estimation Parameters for Gold by Mineral Domain..........................................................93
Table 17.5     Estimation Parameters for Silver by Mineral Domain........................................................94
Table 17.6     Criteria for Resource Classification......................................................................95
Table 17.7     Mirador Copper, Gold and Silver Resources - Measured......................................................97
Table 17.8     Mirador Copper, Gold and Silver Resources - Indicated.....................................................97
Table 17.9     Mirador Copper, Gold and Silver Resources - Measured and Indicated........................................98
Table 17.10    Mirador Copper, Gold and Silver Resources -Inferred.......................................................98
Table 17.11    Comparison of 2005 and 2004 (AMEC) Resource Estimates.....................................................99
Table 17.12    Comparison of 2005 and 2004 (AMEC) Resource Estimates - Inside AMEC Pit..................................100
Table 17.13    Mirador Proven & Probable Reserves.......................................................................102
Table 17.14    Floating Cone Parameters.................................................................................103
Table 17.15    Floating Cone Results....................................................................................104




FIGURES
-------------------------------------------------------------------------------------------------------------------

Figure 4.1       Location Map............................................................................................14
Figure 4.2       Concession Location Map.................................................................................16
Figure 4.3       Detailed Map of the Mirador Concessions.................................................................17
Figure 4.4       Detailed Map of the Mirador Property Rights.............................................................19
Figure 7.1       Typical Cross Section (450) - Geology...................................................................30
Figure 7.2       Drill Core Photo of DDH M64 Showing Low RQD.............................................................31
Figure 7.3       Drill Core with Unaltered Anhydrite (Below the Gypsum Front)............................................32
Figure 11.1      Mirador Drill Hole Location Plan........................................................................39
Figure 11.2      Drill hole Collar Marker................................................................................41
Figure 11.3      Core Recovery Statistics by Material Type...............................................................42
Figure 11.4      RQD Recovery Statistics by Material Type................................................................42
Figure 12.1      Core Saw Facility.......................................................................................45
Figure 14.1      QA/QC Reassay of Historical Data, Cu (ppm)..............................................................51
Figure 14.2      Reassay of Historical Data, Au (g/t)....................................................................51
Figure 14.3      Percentile Rank Chart, Reassay Results, Cu (ppm), 501 Samples...........................................52
Figure 14.4      Percentile Rank Chart, Reassay Results, Au (g/t), 442 Samples...........................................52
Figure 14.5      MS1 Round Robin and Sampling Results, Au (g/t), (DDH M63 to M90)........................................53
Figure 14.6      MS1 Round Robin and Sampling Results, Cu (%), (DDH M63 to M90)..........................................54
Figure 14.7      MS2 Round Robin and Sampling Results, Au (g/t), (DDH M72 to M90)........................................54
Figure 14.8      MS2 Round Robin and Sampling Results, Cu (%), (DDH M72 to M90)..........................................55
Figure 14.9      Coarse Crush Duplicate Results, Cu %, 27 Data Pairs.....................................................56
Figure 14.10     Coarse Crush Duplicate Results, Au g/t, 27 Data Pairs...................................................57
Figure 14.11     Coarse Reject Duplicate Results, Cu %, Scatter Plot.....................................................57
Figure 14.12     Coarse Reject Duplicate Results, Au g/t, Scatter Plot...................................................58
Figure 14.13     Duplicate Results, Cu %, Percentile Rank Chart..........................................................58
Figure 14.14     Duplicate Results, Au g/t, Percentile Rank Chart........................................................59
Figure 14.15     Pulp Duplicate Results, Cu %, Scatter Plot..............................................................60
Figure 14.16     Pulp Duplicate Results, Au g/t, Scatter Plot............................................................60
Figure 14.17     Copper Duplicate Assays - Pulps.........................................................................65



Figure 14.18     Gold Duplicate Assays - Pulps...........................................................................65
Figure 14.19     Copper Duplicate Assays - Coarse Rejects................................................................66
Figure 14.20     Gold Duplicate Assays - Coarse Rejects..................................................................66
Figure 14.21     Relative Differences of Copper Duplicate Assays - Pulps.................................................69
Figure 14.22     Relative Differences of Gold Duplicate Assays - Pulps...................................................69
Figure 14.23     Relative Differences of Copper Duplicate Assays - Coarse Rejects........................................70
Figure 14.24     Relative Differences of Gold Duplicate Assays - Coarse Rejects..........................................70
Figure 14.25     Absolute Value of the Relative Difference of Copper Duplicate Assays - Pulps............................71
Figure 14.26     Absolute Value of the Relative Difference of Gold Duplicate Assays - Pulps..............................71
Figure 14.27     Absolute Value of the Relative Difference of Copper Duplicate Assays -Coarse Rejects....................72
Figure 14.28     Absolute Value of the Relative Difference of Gold Duplicate Assays -Coarse Rejects......................72
Figure 14.29     Standard MS1 Checks - Copper............................................................................74
Figure 14.30     Standard MS1 Checks - Gold..............................................................................74
Figure 14.31     Standard MS2 Checks - Copper............................................................................75
Figure 14.32     Standard MS2 Checks - Gold..............................................................................75
Figure 16.1      Simplified Mirador Flowsheet............................................................................82
Figure 17.1      Schematic Illustration of Rock and Mineral Zones Used for Estimation - Copper...........................85
Figure 17.2      Schematic Illustration of Rock and Mineral Zones Used for Estimation -Gold and Silver...................85
Figure 17.3      Typical Cross Section (450) with Block Grades - Copper..................................................89
Figure 17.4      Typical Cross Section (450) with Block Grades - Gold....................................................90
Figure 17.5      Typical Cross Section (450) with Block Classification...................................................96
Figure 17.6      Ultimate Designed Pit..................................................................................105
Figure 17.7      Piteau Preliminary Slope Design Sectors................................................................106




APPENDICES
-------------------------------------------------------------------------------------------------------------------

Appendix A        Report of P&T Asesores Legales, Abogados, including Map and Tables

Appendix B        Mirador Drill Holes M-1 to M-141 Locations, Orientations and Lengths

Appendix C        Sample Descriptive Statistics for Copper, Gold, and Silver


1.0      SUMMARY

1.1      Introduction

Corriente Resources Inc. ("Corriente") engaged Mine Development Associates ("MDA") to provide an updated mineral resource and reserve estimate and a Technical Report for its Mirador Project in southeastern Ecuador. Steven Ristorcelli, Principal Geologist for MDA, served as the Qualified Person responsible for preparing the mineral resource and reserve estimation. This Technical Report was prepared by Steven Ristorcelli and George Sivertz, P.Geo., Senior Geologist, OreQuest Consultants Ltd. This report provides a summary of Mirador Project work conducted since 2000, and an update and review of the Mirador Project activities that took place in 2005.


The last National Instrument ("NI") 43-101-compliant Technical Report for the Mirador project was filed by AMEC Americas Limited ("AMEC") in October 2004. Since that time, Corriente has advanced the Mirador project through a number of important new studies and work programs:


o   A Feasibility Study Report, completed in May 2005 (AMEC Americas Limited));
o   A 52-hole, 11,935-m core-drilling program;
o An updated copper, gold, and silver resource estimate, pit optimizations and a reserve estimate on the Mirador resource; and
o The filing of an Environmental Impact Assessment ("EIA") Report with supporting documentation, in December 2005.


The Mirador property comprises six contiguous mineral concessions that cover an area of 13,640 hectares (13.64 sq(2)). The Mirador concessions are centered 10 km east of the Rio Zamora (Zamora River) in the Zamora-Chinchipe Province of southeastern Ecuador. The eastern property boundary is adjacent to the Ecuador-Peru border. The concessions are approximately 340 km south of Ecuador's capital city of Quito and 70 km east-southeast of the city of Cuenca.


BHP Billiton S.A. ("Billiton") began regional exploration in southeastern Ecuador in 1994 and identified a number of possible porphyry copper targets in the region. In April 2000, Billiton and Corriente entered into an agreement covering 230 sq km of mineral concessions in the southern part of the region, including the area of the Mirador property.





775-856-5700

210 South Rock Blvd.
Reno, Nevada  89502
FAX: 775-856-6053

Corriente has carried out exploration on the Mirador property since April 2000. The work completed included geological mapping, geochemical soil sampling, rock chip sampling, and the completion of 36,284 m of core drilling in 143 diamond drill holes. Corriente, through its wholly-owned subsidiary companies in Ecuador, holds a 100% interest in the Mirador property. Billiton holds a 2% Net Smelter Royalty interest in the Mirador deposit.

In November 2003, Corriente commissioned AMEC to be the primary consultant for the preparation of a bankable feasibility study for the Mirador project. Knight Piesold Ltd was responsible for the design of a tailings management facility and related infrastructure, and Merit Consultants International Inc. provided study coordination, project planning/scheduling, and capital cost estimates. The Feasibility Study Report was completed in May 2005. Corriente engaged AMEC in 2004 to provide a mineral resource estimate and Technical Report for the Mirador project.

In 2005, Corriente completed 11,935 m of core drilling in 52 holes. This program was in large part aimed at better defining the distribution of weakly-mineralized porphyry dikes and breccias, which account for most of the lower-grade zones in the deposit. Another benefit was improved resolution of the distribution of higher-grade supergene copper mineralization. The geological data from the drill holes, together with new information from outcrops exposed during the construction of new drill trails, helped to confirm and refine contacts of the porphyry dikes, particularly in the northern sector. A few holes targeted the breccia dikes in the north part of the deposit, to better locate and define their contacts and to explore for potentially economic copper mineralization along their margins. The 2005 holes did not intersect any sizeable new dikes, or locate any important new areas of mineralization, so little revision of the geological model was required.

In the fourth quarter of 2005, Corriente retained MDA to prepare an updated mineral resource estimate, to conduct pit optimization studies and to update the reserve. The purpose of the mineral resource estimate update was to incorporate the new data from the fifty-two drill holes completed in 2005 into the resource model. MDA relied upon certain results of previously published work, and used procedures similar to those used by AMEC in the preparation of the 2004 mineral resource estimate. MDA reported Measured and Indicated Mineral Resources of 437,670,000 tonnes grading 0.61% Cu, 190 parts per billion (ppb) gold, and 1.5 parts per million (ppm) silver, at a 0.40% Cu cutoff grade. Inferred Mineral Resources, also at a 0.40% Cu cutoff, were stated as 235,400,000 tonnes grading 0.52% Cu, 170 ppb gold, and 1.3 ppm silver. The MDA estimate places more material in the Measured and Indicated resource category than was reported by AMEC in 2004, at a slightly lower grade. These changes are the direct result of the inclusion of new data from the 2005 infill drilling program.

1.2      Geology and Mineralization

The copper-gold-silver mineralization of the Mirador deposit is hosted by a Late Jurassic porphyry intrusive phase of the Zamora Batholith. The northern section of the Mirador deposit subcrops under leached rock, weathered rubble and overburden; the southern extremity is overlain by Cretaceous quartz sandstone.

The Zamora batholith forms the wall rocks of the Mirador porphyry copper-gold system. Within the mineralized zone, the intrusion consists mainly of equigranular Zamora granite and granodiorite. In drill core, the Zamora granite appears highly fractured; this is a weathering effect due to the dissolution of anhydrite and gypsum from veinlets. Where anhydrite is unaltered by weathering and leaching, the drill core is relatively competent.

Near the center of the mineralized system is a large body of breccia, interpreted to be an intrusive pipe or diatreme. This mineralized breccia is composed of angular fragments of porphyry dikes, Zamora granite, and quartz-vein fragments. Northeast-striking, northwest-dipping hornblende-feldspar porphyry dikes cut the breccia and the wall rocks of the deposit. Weakly developed zones of supergene copper (and possibly silver) enrichment lie beneath a leached "cap" that averages less than 22-m thick.

The sequence of mineral deposition at Mirador has been divided into early-stage molybdenum, early-stage copper +/- gold, and late-stage copper-gold events, with a final weak polymetallic vein stage. Both copper-gold depositional events are dominated by chalcopyrite, with traces of native gold. Molybdenite is present in systems of early-stage quartz veins that have a preferred east-west orientation. These veins occur as stockwork in both Zamora granite and early porphyry dikes.

1.3      Sampling, Quality Assurance/Quality Control and Check Sampling

In all the drilling campaigns, Corriente used consistent strategies for sampling, sample preparation, and sample analysis. Split drill core samples were sent to preparation facilities in Ecuador, and 100-gram pulp sub-samples were shipped to analytical laboratories in Vancouver, Canada. Copper was analyzed by atomic absorption spectroscopy ("AAS") methods, and gold was determined by fire assay with an AAS finish. The names of the laboratories used and the details of sample preparation and analysis are provided in the pertinent sections of this report.

The quality assurance/quality control ("QA/QC") procedures used by Corriente became more sophisticated with successive drill campaigns. The early exploratory drill programs (2000-2002) did not incorporate fully adequate QA/QC procedures. To compensate for this, 5% of the sample pulps from these drill programs were sent to ALS Chemex in Vancouver, Canada in 2004 for re-analysis. The copper and gold grades from the re-analyzed check samples compared well to the grades from the original samples. Consequently, all of the original sample assays were considered to be sufficiently accurate to be used for mineral resource estimation purposes.

A more comprehensive QA/QC program was adopted by Corriente in 2004, following procedures recommended by AMEC. AMEC reviewed the duplicate sample analyses and concluded that the analytical results for copper indicated that the drill core sampling, sample preparation, and analytical procedures in use would lead to good quality copper analytical results for all samples. However, AMEC also noted that the gold data for the Mirador pulp duplicate samples indicated that, for 90% of the samples, there is an average difference of 15% between the gold grades of the pulp duplicate samples and the grades of the original pulp samples. AMEC concluded that this reflected a relatively low level of precision and suggested that the causes of the effect were probably the relatively small weight of the sample shipped to the assay laboratory (100 grams), and the small fire assay aliquot weight (30 grams).

AMEC completed a data quality check on 5% of the sample database used for the 2004 resource estimation. The data were found to be of excellent quality and adequate for AMEC's resource estimation purposes.

The 2005 phase five drilling program involved the drilling of 11,935 m in 52 core holes (M91 to M141). Because of this drilling, the drill hole assay database now contains 3,592 additional assayed drill intercepts. MDA reviewed the results of the 2005 drilling program but did not take independent check samples from the 2005 drill holes. MDA did take independent samples from prior drilling campaigns.

For the 2005 drilling program, Corriente generally followed the QA/QC guidelines recommended by AMEC.

The sample preparation procedures are appropriate and well done, and the assays and analyses are of good quality. Based on the results of the analyses of standard samples inserted into the sample stream, there does not appear to be any significant bias in the analytical data. The results from the inserted blank samples indicate that the sample preparation procedures are conducted with appropriate care. Copper analyses of pulp duplicates reproduce well, while gold fire assays of pulp duplicates show modest variability. Although MDA does not believe that the modest variability in the reproducibility of gold assays has instilled any material bias or skewed the results, it is suggested that this be investigated with a set of metallic screen sample assays.

1.4      Metallurgical Testwork

The following is quoted verbatim from AMEC (2004).

A significant amount of metallurgical testwork has been undertaken on mineralized samples from the Mirador porphyry copper-gold porphyry deposit since 2002. SGS Lakefield Research (Lakefield), in Lakefield, Ontario carried out the main program of feasibility testing between December 2003 and September 2004. This included flowsheet development and mineralogical and recovery variability mapping programs on a total of about 3,000 kg of split diamond drill core from twenty drill holes and at various depths across the deposit. Overall this represents a reasonable spatial distribution of the expected metallurgy across the deposit.

The mill flow sheet selected for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary SAG and ball mill grinding to about 150 um followed by copper rougher flotation, concentrate regrind to 25 um, and cleaner flotation and dewatering. The process will be designed to treat 25,000 t/d. Concentrates produced are predicted to average 30% copper at a recovery of 91%. Gold recovery is expected to average 47%. A laboratory analysis of concentrates indicated that no significant deleterious penalty element impurities were present.

1.5      2005 Mineral Resource Estimate

Corriente requested that MDA complete a resource and reserve update on the Mirador Project. The motivation for the update was the inclusion of the 52 new drill holes that were completed in 2005. MDA relied on previous work and used procedures similar to those used by AMEC in the original work in 2004; unless evidence existed suggesting that new procedures should be used. The final results conform to CIM standards.

Resource estimation utilized a combination of mineral and lithologic domains defined in wireframe solids that were constructed by Corriente. Gold, silver, and copper generally occur together, and so are modeled in a similar manner except in the enriched, mixed, and leached zones, where gold and silver were modeled similarly but distinctly from copper. Specific gravity values used were similar to those used in previous modeling efforts, except that there were additional specific gravity data, and a 2% reduction factor was applied to account for sample-selection bias.

MDA estimated the resource using inverse distance to the fourth power, with a maximum of 14 samples per block and a maximum of four samples per hole. Search ranges varied depending upon the zone or lithology being estimated and reached 200 m. Resource classification criteria are presented in Table 1.1. A summary of the resources is presented in Table 1.2.


                           Table 1.1 Criteria for Resource Classification
------------------------------------------------------------------------------------------------------------
                                              All - Measured
                                                    --------
------------------------------------------------------------------------------------------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                      2 / 1 / 20
------------------------------------------------------------------------------------------------------------
                                           Hypogene - Indicated
                                                      ---------
------------------------------------------------------------------------------------------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                    2 / 2 / 100
------------------------------------------------------------------------------------------------------------
                                                    Or
------------------------------------------------------------------------------------------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                     2 / 1 / 35
------------------------------------------------------------------------------------------------------------
                                Enriched (supergene) and Mixed - Indicated
                                                                 ----------
------------------------------------------------------------------------------------------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                     2 / 2 / 75
------------------------------------------------------------------------------------------------------------
                                                    Or
------------------------------------------------------------------------------------------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                     2 / 1 / 35
------------------------------------------------------------------------------------------------------------
                               All material not classified above is Inferred
                                                                    --------
------------------------------------------------------------------------------------------------------------
            Leached - modeled but unclassified; all Leached material is considered to be waste
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

MDA has reported resources to the 750-m elevation but has modeled down to elevations of 650 m. It is important to note that the deepest drill hole samples are from elevations of approximately 850 m and are mineralized. Pit optimization shells bottom out at 650 m (the bottom of the estimated model) when considering the Inferred material 200 m below the deepest drill intercept in the pit optimization and using "reasonable but optimistic" pit optimization parameters.


     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.
===========================================================================================

                         Table 1.2 Resource Estimate Summary

Total Measured
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40   52,610,000     0.65    753,000,000       210    360,000        1.6    2,770,000
-------------------------------------------------------------------------------------------

Total Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40   385,060,000     0.60  5,134,000,000       190  2,380,000        1.5   18,760,000
-------------------------------------------------------------------------------------------

Total Measured and Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40  437,670,000     0.61  5,887,000,000       190  2,740,000        1.5    21,530,000
-------------------------------------------------------------------------------------------

Total Inferred
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40  235,400,000     0.52  2,708,000,000       170  1,250,000        1.3     9,900,000
-------------------------------------------------------------------------------------------

Hypogene Measured
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40    50,880,000     0.64    717,640,000       210    340,000        1.6     2,650,000
-------------------------------------------------------------------------------------------

Hypogene Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40   375,150,000     0.60  4,954,310,000       190  2,310,000        1.5    18,130,000
-------------------------------------------------------------------------------------------

Hypogene Measured and Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40   426,030,000     0.60  5,671,950,000       190  2,650,000        1.5    20,780,000
-------------------------------------------------------------------------------------------

Hypogene Inferred
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40  233,240,000     0.52  2,680,480,000       170  1,240,000        1.3     9,850,000
-------------------------------------------------------------------------------------------

Supergene" Measured
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40    1,710,000     0.94     35,280,000       220     12,000        2.0       112,000
-------------------------------------------------------------------------------------------

Supergene* Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40    9,650,000    0.83     176,190,000       210     60,000        2.0       610,000
-------------------------------------------------------------------------------------------

Supergene* Measured and Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40    11,360,000     0.84    211,470,000       200     72,000        2.0       722,000
-------------------------------------------------------------------------------------------

Supergene* Inferred
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40    1,033,000     0.67     15,185,000       170      5,600        1.3        44,000
-------------------------------------------------------------------------------------------
 * Supergene includes mixed and enriched; no leached material is tabulated in Measured,
   Indicated or Inferred

*total Measured plus Indicated resources were calculated from rounded Measured and rounded Indicated resources and hence some apparent differences are rounding related.

1.6    2005 Mineral Reserve Estimate

Ore reserves for the Mirador project were developed by applying relevant economic and engineering criteria to MDA's estimated Measured and Indicated resources in order to define the economically extractable portions, or Proven and Probable reserves (Table 1.3). MDA based the Mirador reserve on the AMEC 2005 feasibility study that MDA believes to be reasonably accurate and current. The significant change from the feasibility is an increase in pit size, which is a result of not limiting the mine life. Operating costs are based on mining and processing 25,000 tonnes of ore per day and mining costs may change if the planned production rates change.


                          Table 1.3 Mirador Proven & Probable Reserves

-------------- --------------- -------- ---------- ---------- ------------------ ----------------- -------
Class            Ore Tonnes     Cu %       Au         Ag        Waste Tonnes       Total Tonnes    Strip
                   (000)                  (ppb)      (g/t)          (000)             (000)        ratio
-------------- --------------- -------- ---------- ---------- ------------------ ----------------- -------
Proven             50,362       0.64       209       1.64
-------------- --------------- -------- ---------- ---------- ------------------ ----------------- -------
Probable          269,377       0.61       195       1.57
-------------- --------------- -------- ---------- ---------- ------------------ ----------------- -------
Total             319,739       0.62       197       1.58          446,335           766,074        1.4
-------------- --------------- -------- ---------- ---------- ------------------ ----------------- -------


MDA used the Medsystem(C) Lerchs-Grossmann "floating cone" algorithm to produce open-pit cone shells using the parameters shown in Table 1.4. Only Measured and Indicated materials were allowed to make a positive economic contribution; Inferred material is considered waste. The cutoff grade for the base case ($1.00/lb Cu price), assuming only copper revenue, is 0.37% Cu. Because recovered gold contributes value, the actual cutoff is slightly lower depending on the gold grade.

MDA designed an ultimate pit using the base-case floating cone (Cu $1.00/lb, Au $400/oz) as a template. Haul roads were designed with a maximum 10% grade and a width of 22 m. This should accommodate haul trucks of 90-tonne capacity, which are about 7-m wide.

AMEC reported preliminary pit slope angles and designs in the 2005 feasibility. These slopes, adjusted for inclusion of ramps were used in the floating cone runs. Corriente engaged Piteau Associates ("Piteau") to continue with the geotechnical work and recommend final pit slopes, a work that is still in process at the time of this writing. Piteau provided preliminary slope-angle ranges and design sectors, the more conservative of which were used in these pit designs. The conservative Piteau angles are similar to the AMEC slopes. The pit design and reserves could change if the slope criteria change in the final Piteau work.

                       Table 1.4 Floating Cone Parameters

         ------------------------------------------------------------------
                 ITEM                                          VALUE
                                Copper Processing
          Mill recovery %                                      91.4%
          Concentrate grade %                                    30%
          Concentrate moisture %                                  8%
          Concentrate losses %                                 0.25%
          Concentrate transport $/WMT                        $ 81.62
          Concentrate transport $/DMT                        $ 88.72
          Smelting $/DMT                                     $ 75.00
          Smelter recovery %                                   96.5%
          Refining $/lb                                      $  0.08

                               Gold Processing
          Mill recovery %                                        47%
          Smelter payable %                                      95%
          Refining $/oz                                      $  6.00

          Process cost with G&A $/DMT                        $  3.90
          Mining $/DMT                                       $  0.89

          Copper price $/lb                              $0.65-$1.50
          Gold price $/oz                                       $400

          Overall pit slope angles                    35(degree)-42(degree)


          DMT = Dry Metric Tonne
          WMT = Wet Metric Tonne
         ------------------------------------------------------------------


1.7      Recommendations

MDA and Sivertz believe that Mirador is a property of merit. For Mirador specifically, it is recommended that certain work on the resource be completed:

o Make paper cross sectional interpretations through the Mirador deposit that describe and define the rock types, material types, alteration zones, and structure;
o Continue work on the solids using the previously mentioned geologic sections to guide the definition of the rock and material types, and modify the model through various iterations of slicing and reinterpretation;
o With the new material type and rock type models completed, estimate resources using a partial-block model to replace the sub-block model; and
o    Estimate zinc grades.

Estimated costs for the previously described resource modeling work would be approximately $100,000.

In addition, engineering, cost estimation, and environmental/social baseline work should be continued, in order to update the Feasibility Study completed by AMEC Americas Limited. This should involve:

o A review of the proposals received for mine engineering, procurement and construction.
o Studies to determine the optimum production capacity for the Mirador Project, balancing constraints such as availability of electrical power and other logistical realities against maximum achievable mining and milling rates.
o Preparation of an overall mine plan to accommodate expansion to a range of milling capacities from 25,000 tpd to 50,000 tpd.
o Preparation and review of capital expenditure and operating costs for the optimum mine expansion plan.
o    Complete the ongoing slope stability work.
o Identify any potential issues relating to large waste dumps and tailings facilities.

Estimated costs for the previously described engineering work would be approximately $150,000.

Continued permitting, environmental baseline studies, planning, and pre-production work are all justified. It is further recommended that the nearby Mirador Norte copper deposit should be evaluated from a resource standpoint.

2.0    INTRODUCTION AND TERMS OF REFERENCE

2.1      Introduction

Corriente Resources Inc. ("Corriente") engaged Mine Development Associates ("MDA") to provide an updated mineral resource and reserve estimate for its Mirador Project in southeastern Ecuador. The work entailed estimating mineral resources and reserves in compliance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument ("NI") 43-101. The work also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with the format set out in 43-101F1. Steven Ristorcelli, P.Geo., Principal Geologist for MDA, served as the Qualified Person responsible for preparing the resource estimate. This Technical Report was prepared by Steven Ristorcelli and George Sivertz, P.Geo., Senior Geologist, OreQuest Consultants Ltd. Steven Ristorcelli visited the Mirador property from January 4 to January 7, 2005. George Sivertz has not been to the Mirador property.

The MDA work represents a significant change in the level of confidence of the mineral resource since the last resource disclosure on this deposit, which appeared in a Technical Report on the Mirador Project, dated November 2004 (AMEC 2004). In that report, AMEC estimated Indicated Resources totaling 309,700,000 tonnes grading 0.66% Cu and 201 parts per billion (ppb) gold, at a 0.4% Cu cutoff. Inferred resources, also at a 0.4% Cu cutoff, were reported to be 315,100,000 tonnes grading 0.56% Cu and 170 ppb gold. Silver grades were not reported. In its 2005 study, MDA reported Measured and Indicated resources of 437,670,000 tonnes grading 0.61% Cu, 190 ppb gold, and 1.5 ppm silver at a 0.4% Cu cutoff grade. Inferred resources, also at a 0.40% Cu cutoff, were reported to be 235,400,000 tonnes grading 0.52% Cu, 170 ppb gold, and 1.3 ppm silver.

2.2      Terms of Reference

MDA and Sivertz are not associated or affiliated with Corriente Resources Inc, Ecuacorriente S.A., Minera Curigem S.A., Minera Panantza S.A., or any related companies. Any fees paid to MDA or Sivertz for the work done or preparation of this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report. The fees are in accordance with industry standards for work of this nature.

MDA completed a NI 43-101-compliant resource estimate for the Mirador deposit in 2005, and also conducted pit optimization studies, reserve estimation and a review of the quality assurance/quality control procedures used by Corriente in the 2005 drilling program at Mirador. The sections of this report that discuss these studies (Sections 14, 17, and the pertinent sections of the Summary, Conclusions, and Recommendations) are based on the work done by MDA in 2005.

The sections of this report that discuss other aspects of the Mirador project rely on information set out in the following reports:

AMEC Americas Limited, 2005: Mirador Copper Project Feasibility Study
        Report. May 2005.

Dawson, J.M., and Makepeace, D.K, 2003: Mirador Project, Corriente Copper Belt,
        Southeast Ecuador. Order-of-Magnitude Study, Part 1, Technical Report. February 2003.

Lomas, S., 2004: Technical Report, Mirador Project. Zamora-Chinchipe Province,
        Ecuador. AMEC Americas Limited Technical Report prepared for Corriente Resources Inc, October 22, 2004.

Makepeace, D.K, 2001: Corriente Copper Belt Project, Southeast Ecuador,
        Order-of-Magnitude Study (Preliminary Assessment Technical Report), June 22, 2001.

Makepeace, D.K, 2002: Mirador Project, Corriente Copper Belt, Southeast
        Ecuador. Preliminary Assessment Technical Report, February 12, 2002.

Makepeace, D.K, 2002: Mirador Project, Corriente Copper Belt, Southeast
        Ecuador. Preliminary Assessment Technical Report, September 3, 2002.

P&T Asesores Legales, Abogados 2005: Letter Regarding Certain Corporate
        Matters and the Status of Title to the Mining Concessions in Ecuador. Prepared for Corriente Resources Inc, December 29 2005.


The report is also based in part on personal communications with Mr. Ken Shannon, P. Geo., Chairman and C.E.O. of Corriente Resources Inc, Mr. John Drobe, P.Geo., geologist for Corriente, and other field geologists who worked at Mirador in 2005. It also draws on information provided in other geological and technical reports listed in the References section of this report. The writers have carefully reviewed all of the information provided by Corriente and believe the information to be reliable.

All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise. The coordinate system in use on the property and in all maps and references in this report is UTM zone 17 S, datum Provisional SAD 1956. The estimated costs in the Recommendations sections (1.6 and 21.0) include Ecuadorian taxes where applicable.

3.0      RELIANCE ON OTHER EXPERTS

MDA and Sivertz have not personally reviewed the land tenure, are not Qualified Persons with regard to land tenure in Ecuador, and have not independently verified the legal status or ownership of the properties or underlying option agreements. The law firm of P&T Asesores Legales, an independent law firm, provided the writers with legal opinions on land tenure, environmental liabilities, and the status of permits. All metallurgical information and reporting are adapted or quoted verbatim from information published in reports by AMEC (2004, 2005).

The summaries of the Mirador Project environmental and social baseline studies in this report are based on information stated in the report titled "Mirador Copper Project Feasibility Study Report", dated May 2005 (AMEC Americas Limited).

The results and opinions expressed in this report are conditional upon the aforementioned environmental, geological and legal information being current, accurate, and complete as of the date of this report, and the understanding that no information has been withheld that would affect the conclusions made herein. The writers reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. The writers will assume no responsibility for the actions of Corriente in distributing this report.

4.0      PROPERTY DESCRIPTION AND LOCATION

4.1      Property Location

The Mirador property is centered 10 km east of the Rio Zamora (Zamora River) in the Zamora-Chinchipe Province of southeast Ecuador, adjacent to the border with Peru (Figure 4.1). The concessions are approximately 340 km south of Ecuador's capital city of Quito and 70 km east-southeast of the city of Cuenca.

The center of the Mirador concession group has UTM coordinates 9,604,200 N and 785,000 E (UTM Zone 17S, Provisional South American Datum 1956). The six concessions are contiguous and cover an area of 13,640 hectares. The claims are registered with the National Directorate of Mining and have not been legally surveyed.

MDA and Sivertz are not aware of any historic mine workings or tailings within the Mirador mineral concessions.

4.2      Mineral Tenure

Billiton Ecuador, now BHP Billiton ("Billiton") began exploration in southeastern Ecuador in 1994 and identified a number of possible porphyry copper targets in the region. In April 2000, Billiton and Corriente entered into an agreement covering 230 sq km of mineral concessions in the southern part of the region, including the area of the Mirador property. Under the agreement, Corriente could earn a 70% interest in each of the Billiton projects by completing a feasibility study and meeting certain financial and work commitments. At the completion of each feasibility study, Billiton could elect to back-in for a 70% interest by providing production financing, retain a 30% working interest, or dilute to a 15% Net Profit Interest ("NPI").

Corriente also entered into an exploration management arrangement where Lowell Mineral Exploration ("Lowell") could earn up to 10% of Corriente's interest in certain properties in exchange for managing the exploration of the properties.

In December 2002, Corriente announced that it had received notice from Billiton that the Mirador property was to be separated from the existing copper-gold joint venture in Ecuador, and that the exploration concessions were to be transferred to Corriente. Billiton was to retain no back-in rights, but had the option to retain its 30% participating interest in Mirador or revert to a 2% Net Smelter Royalty ("NSR"). Billiton elected to revert to the 2% NSR interest. At this time, Lowell held a 10% interest in Corriente's Mirador project. Corriente, in December 2003, granted Lowell the option to exchange its 10% interest in the Corriente mineral concessions, including Mirador, for a 100% interest in the Warintza property. In June 2004, Lowell exercised that option. Corriente, through its wholly-owned subsidiary companies in Ecuador, now holds a 100% interest in the Mirador property. BHP Billiton holds a 2% NSR interest in the Mirador deposit.

                            Figure 4.1 Location Map


                    [GRAPHIC OMITTED - PROJECT LOCATION MAP]

The location of the six individual concessions that make up the Mirador property is shown in Figure 4.2 and Figure 4.3. The state code numbers, area in hectares, property registration dates and ownership of the Mirador concessions are as indicated in Table 4.1 (P&T Asesores Legales 2005). The companies listed in Table 4.1, Ecuacorriente S.A. and Minera Curigem S.A., are fully owned by Corriente (P&T Asesores Legales 2005; Appendix A). According to information supplied by Corriente, the Mirador deposit is located along the boundary between the Mirador 1 and Mirador 2 concessions.

The concessions cover an area of 13,640 hectares (13.64 sq km). All the concessions are within Zamora-Chinchipe Province.

According to Ecuadorian Mining Law, concessions registered against title to mining properties have a term of 30 years, which can be automatically renewed for successive 30-year periods, provided that a written notice of renewal is filed by the registered concession holder before the expiry date (P&T Asesores Legales 2005).

                Table 4.1 Mirador Concession Locations and Areas
              (Data from Corriente and P&T Asesores Legales 2005)

----------------------------------------------------------------------------------------
  Concession          Code      Hectares          Owner              Registration Date
                     number
========================================================================================
   Mirador 1         500807       2,400      Ecuacorriente S.A.       February 7 2003
   Mirador 2         500805       1,200      Ecuacorriente S.A.       February 7 2003
  Curigem 18          4768        1,600      Minera Curigem S.A       August 23 2001
Curigem 18 este      500806         800      Ecuacorriente S.A.       February 7 2003
  Curigem 19          4769        2,900      Minera Curigem S.A       August 23 2001
    Caya 36          500200       4,740      Minera Curigem S.A       August 23 2001
----------------------------------------------------------------------------------------



                       Figure 4.2  Concession Location Map
                                (from Corriente)


                               [GRAPHIC OMITTED -
             CORRIENTE COPPER BELT CONCESSIONS AND INFRASTRUCTURE]

               Figure 4.3  Detailed Map of the Mirador Concessions
                                (from Corriente)


                               [GRAPHIC OMITTED -
              CORRIENTE COPPER BELT MIRADOR PROJECT CONCESSIONS]

Each year, owners of mining concessions in Ecuador must pay an "annual conservation patent fee" for each hectare of area that is covered by their concessions. The fees are payable during the month of March. When the appropriate fees are paid, the registration of each concession is renewed in the name of the present holder for another one-year term. The patent fees are shown in Table 4.2 table below (P&T Asesores Legales 2005). According to Corriente, the six Mirador concessions are currently in good standing with respect to the payment of the conservation patent fees; the next payments are due in March 2006.


   Table 4.2  Annual Conservation Patent Fees Payable For Mineral Concessions
                                  In Ecuador

----------------------- ------------------------- -----------------------------
    From (Year of        To (Year of Registered     Conservation Patent Fee per
Registered Ownership)           Ownership)             hectare per year (US$)
----------------------- ------------------------- -----------------------------
       First                       Third                       1.00
----------------------- ------------------------- -----------------------------
      Fourth                       Sixth                       2.00
----------------------- ------------------------- -----------------------------
      Seventh                      Ninth                       4.00
----------------------- ------------------------- -----------------------------
       Tenth                      Twelfth                      8.00
----------------------- ------------------------- -----------------------------
    Thirteenth                    Onwards                     16.00
----------------------- ------------------------- -----------------------------


Corriente has acquired copies of the land maps that show the surface rights holdings in the Mirador area (Figure 4.4). The surface rights for all land that may be affected by proposed mining, construction sites, dumps and other infrastructure needed for the Mirador project have been purchased by Corriente, or are in the process of negotiation for purchase, or are being registered and verified. Figure 4.4 illustrates the status of surface rights acquisition. The different colors show the status of the surface rights. Gray represents areas with independently owned surface rights, and pink indicates areas that have been purchased by Corriente. The areas that are in the process of being negotiated or acquired by Corriente are shown in magenta.

             Figure 4.4  Detailed Map of the Mirador Property Rights
                                (from Corriente)



                    [GRAPHIC OMITTED - CCB PROPERTY RIGHTS]

4.3      Permits and Agreements

For the exploration phase of the Mirador property, all the required permits are included in the approved exploration-phase Environmental Impact Assessment ("EIA") that is on file with the Ecuadorian Government. For any mine development, an EIA report must be filed and approved by Government authorities.

The Mirador mining EIA and all supporting documents were submitted to the Ministry of Energy and Mines in Quito, Ecuador, in December 2005. The EIA covers both the environmental aspects of proposed mining operations at Mirador, and community and social plans associated with the Mirador project (Corriente Resources News Release dated December 20, 2005). A list of required permits is presented in Table 4.3.

The following discussion of the Ecuadorian environmental permitting and approval process, including Table 4.3, is quoted verbatim from the report titled "Feasibility Study Report, Mirador Project, Ecuador", by AMEC Americas Limited (AMEC 2005).

The Mirador project is located within the Cordillera del Condor. This area is considered ecologically important because of its high biological diversity and presence of endemic species.

Ecuador's environmental legislation is extensive and their requirements for early stage operations i.e., exploration, are well defined. Ecuador is one of the few Latin American countries that have adopted an EIA process for exploration activities. Argentina, Chile, and Peru have adopted a similar process to conduct environmental assessments for early stage exploration.

Under Ecuadorian Mining Law, the Ministry of Energy and Mines handles the environmental approval system for new mining projects. Mining concession holders are required to complete environmental impact studies and environmental management plans to prevent, mitigate, rehabilitate, and compensate for environmental and social impacts as a result of their activities. These studies are approved by the Ministry of Energy and Mines Sub secretary of the Environment.

Terrambiente, a Quito-based environmental firm, has completed an environmental baseline assessment for the Mirador Project. Baseline data collection commenced in March 2004 and has been ongoing through the study period.

The environmental approval process is summarized as follows:

    o Proponent files a Project Description and Terms of Reference (ToRs) regarding how the EIA will be developed with respect to the conditions within the project area as well as the project description with the Ministry of Energy and Mines (MEM) and Ministry of the Environment
         (MoE). The ToR for Mirador has been reviewed by MEM and MoE.

    o    These ToRs need to be approved by MEM and published.

    o Environmental baseline studies and environmental impact assessment are completed by proponent in accordance with the ToR.

    o The EIA is presented to the local affected communities and input to the EIA is requested. Corriente will have community meetings in Valle del Quimi, San Marcos, Tundayme, El Pangui, and at the Ministries of Energy and of the Environment. The EIA is updated to acknowledge community input.

    o The EIA is submitted to MEM who reviews within a 45-day period after which the ministry will request Corriente to respond to any comments and questions regarding the EIA.

    o Corriente will have a 30-day period to submit responses to all comments and questions.

    o The MEM will then take another 30-day period to revise the documentation and pronounce its satisfaction with all information, obtaining in this way the Approval for the EIA.

    o Once the EIA is approved, proceedings towards granting of the Environmental License starts. It is estimated that another 30-day period is needed to prepare and grant the Environmental License.

    o Submission of EIA to the Ministry of the Environment will take place at the same time as with the Ministry of Energy and Mines. Approval times are expected to be less than MEM.

                       Table 4.3 List of Major Permits required for the Project
                                           (AMEC 2005)

   ----------------------------------------------------------------------------------------------------
        Permit          Granting Institution          Requirements       Estimated Time for Approval
   ====================================================================================================
     Environmental     Ministry of Energy and      Approval of EIA by    30 days after approval of the
     License (EIA)       Mines/ Ministry of         both Ministries.          project and payment
                           Environment            Payment of license
                                                         fees.
   ----------------------------------------------------------------------------------------------------
       Permit to       Ministry of Environment      Approval of EMP,      Valid for two years. To be
       Discharge                                    payment of fees,      obtained after one year of
                                                  compliance with EMP     operations. Estimated time
                                                    and regulations.       to obtain the permit: is
                                                                                  30 days.
   ----------------------------------------------------------------------------------------------------
   Permit to Modify     National Council for               -                          -
     Water Courses     Hydrological Resources
                        (Consejo Nacional de
                         Recursos Hidricos)
   ----------------------------------------------------------------------------------------------------
     Permit to Use    Joint Command of Logistics     Compliance with                   -
     and Transport     Management/Naval and Air     safety regulations
      Explosives         Zone Command Squad
                       (Direccion de Logistica
                        del Comando Conjunto/
                      Comandos de Brigada y de
                      las Zonas Naval y Aerea)
   ----------------------------------------------------------------------------------------------------
      Health and          Ministry of Labor         Presentation of      Estimated time to obtain the
     Safety Permit                                Company's Heath and         permit is 30 days.
                                                      Safety Plan.
   ----------------------------------------------------------------------------------------------------

4.4      Environmental Impact Assessment

MDA and Sivertz are not aware of any environmental factors that could negatively affect the development of this project. The firm of Terrambiente, a Quito-based environmental firm, has completed an environmental baseline assessment for the Mirador project (AMEC 2005). Baseline data collection commenced in March 2004 and has continued since that time. The following activities, related to ongoing environmental studies, were conducted throughout 2005 at the Mirador property:

o Weekly measurements are collected from five vibrating wire piezometers installed in drill holes in 2004.

o Rainfall data are collected from two automated tipping rain buckets, one located on the deposit itself, and the other located one kilometer to the north.

o Complete weather data are collected by manual and automated means from a weather station located in the Mirador camp.

o Automated water level, manual staff gauge, and total solids measurements are taken from five stations located at various points around the deposit.

o Water quality samples are collected from three streams draining the deposit; there are another 16 regional sample points outside the area of mineralization.

5.0      ACCESS ROUTES, CLIMATE, PHYSIOGRAPHY AND INFRASTRUCTURE

5.1      Access Routes

Access to the Mirador property from Quito, the capital city of Ecuador, can be gained by road or by a combination of air and road travel. There is scheduled air service from Quito to Cuenca and Loja, the cities northwest and southwest of the property. From these centers, small aircraft can be chartered to fly to Gualaquiza, the nearest airfield to the deposit.

There is road access from Quito to Cuenca for the transport of samples or heavy equipment. A system of gravel roads from Cuenca leads to the village of Tundayme, 6 km from the project site. The road distance is approximately 230 km and the travel time is about five to six hours. There is also road access from Tundayme to the Pacific Ocean port of Machala.

Corriente constructed a six-kilometer pilot road in 2005, to access the east side of the Mirador deposit. Short trails from the end of this road provide access to most of the critical sectors of the project area.

5.2      Climate

The area has a wet equatorial climate with a reported rainfall of 2,300 millimeters (mm) per year. Rainfall can exceed 60 mm in a 24-hour period. Variations in the local terrain exert a strong influence over rainfall, so the area has many different local rain regimes. Fieldwork is possible all year round. The best time for airborne surveys or road and trail construction is from October to December, because of clearer skies and drier weather conditions.

5.3      Physiography

Tributaries of the Rio Zamora drain the central and western parts of the Mirador property. The flanking highland areas of the Paramos de Matanga on the west, and the Cordillera de Condor on the east, rise to maximum elevations of 4,200 and 3,500 meters above sea level (masl), respectively. The elevations of the property range from about 800 to 1,400 masl. The property supports second-growth tropical forest, although there are numerous clearings at lower elevations.

5.4      Infrastructure

The infrastructure within the immediate area of the Mirador property is shown in Figure 4-2. The Mirador exploration camp is supplied with electricity from the local power grid.

It is predicted that the Ecuadorian electrical power grid will not be able to supply sufficient power to meet the future needs of the Mirador project, which for the present mining plan are estimated to be 28.3 megawatts. In order to secure a supply of electrical power, Corriente has purchased the rights to the Sabanilla Hydroelectric Project in Ecuador, including all permits, studies and designs completed to date. The Sabanilla Hydroelectric Project is located in southern Ecuador, in the Province of Zamora Chinchipe, 40 km east of the city of Loja. A 95-km long transmission line (138 kilovolts) will be needed to reach the Mirador site from the Sabanilla substation. It is expected that the Sabanilla Project will be able to supply an average of approximately
23.5 MW of power to the mine, and the remainder is to come from the Ecuadorian electrical power grid (AMEC 2005).

The closest existing airstrip is at Gualaquiza, about 40 km to the northwest of the deposit. It has an asphalt runway approximately 2,075 m long (AMEC, 2004). The availability and sources of water, mining personnel, potential tailings storage areas, potential waste disposal areas and processing plant sites are discussed at length in the May 2005 Feasibility Study Report (AMEC 2005).

6.0      HISTORY

6.1      Exploration History

Billiton Ecuador ("Billiton") began regional exploration in southeastern Ecuador in 1994. Stream-sediment sampling was the main tool used to locate base metal anomalies. After further follow-up and mapping, Billiton identified possible porphyry copper systems associated with these anomalies. At least eight separate porphyry copper systems have now been identified in the region (AMEC 2004).

The area of the present Mirador property attracted interest during the original reconnaissance geological and geochemical surveys completed in December 1994. These surveys, which included the collection of 315 stream sediment pan concentrate samples, identified a 50 sq. km drainage area where stream sediments contained anomalous grades of Cu, Mo, Au, Zn, and Ag. During the period from 1995 to 1999, Billiton was forced to restrict its activities to the north part of the region, away from the Peruvian border. A large area in the Cordillera del Condor, including the Mirador property, was declared off limits by the Ecuadorian Government during the time of the border conflict between Ecuador and Peru.

After Ecuador and Peru signed a peace treaty in July 1999, Billiton completed detailed follow-up surveys to better define the anomalous areas at the Mirador property. Billiton collected 746 soil samples along ridges and 219 rock chips from outcrops in stream drainages traversing the anomalous zones. This work, along with geological mapping, defined the Mirador anomalous zone. In April 2000, Billiton and Corriente entered into an agreement covering the area of the Mirador property.

In February 2002, after the completion of 52 diamond drill holes at Mirador, Corriente published the results of a mineral resource estimate (Makepeace, February 2002). The estimated tonnage and grade, calculated at a 0.65% Cu cutoff grade, were 218 Mt grading 0.73% Cu, all in the Inferred Mineral Resource category.

 In February 2003 Corriente published the results of another mineral resource estimate based on the 62 holes completed at Mirador (Dawson and Makepeace, 2003). The estimated tonnage and grade, calculated at a 0.65% Cu cutoff grade, were stated as 182 Mt grading 0.76% Cu, all in the Inferred Mineral Resource category. An average gold grade of 0.22 g/t was reported to accompany this copper resource.

In July 2003, Sumitomo of Japan completed independent metallurgical tests, with favourable results. AMEC reviewed this work and found it to be done to industry standard. Subsequent follow-up work has confirmed its conclusions (AMEC 2004). The metallurgy of the Mirador mineralization is discussed in more detail in
Section 16 of this report.

A fourth phase of drilling was conducted at Mirador between December 2003 and April 2004. A total of 8,091 m of core drilling was completed in 29 holes.

In November 2003, Corriente commissioned AMEC Americas Limited ("AMEC") to be the primary consultant for the preparation of a bankable feasibility study for the Mirador Copper Project. Knight

Piesold Ltd was responsible for the design of a Tailings Management Facility and related infrastructure, and Merit Consultants International Inc. provided study coordination, project planning and scheduling and capital cost estimates. The Feasibility Study Report was completed in May 2005.

In 2004, Corriente engaged AMEC to provide a mineral resource estimate and Qualified Person's review and Technical Report for the Mirador Project. The work entailed estimating mineral resources in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument ("NI") 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with the format set out in 43-101F1. Susan Lomas, P.Geo., an employee of AMEC, served as the Qualified Person responsible for preparing the resource estimation. The mineral resource estimate, based on data from the 91 core holes completed as of April 2004, was used in the preparation of the Feasibility Study Report. The details of the mineral resource estimate are set out in this report, in the section titled "2004 Mineral Resource Estimate (AMEC)".

This historic mineral resource estimate is superseded by a more recent estimate (MDA 2005), both prepared in compliance with National Instrument 43-101 and CIM definitions, using 3-D geological-mining software.

Corriente conducted 11,935 m of core drilling in 2005. Much of this 52-hole program involved the drilling of angled infill drill holes that were intended to better define the early porphyry dikes, which account for most of the lower-grade zones in the deposit, and post-mineral dikes. A six-kilometer pilot road was pushed through to the east side of the deposit from the existing access road leading south from the camp, creating better access to the drill platforms.

In the fourth quarter of 2005, Corriente retained MDA to prepare an updated mineral resource estimate and to conduct pit optimization studies followed by a reserve estimate. The purpose of the mineral resource estimate update was to incorporate the new data from the fifty-two new drill holes completed in 2005 into the resource model. MDA relied upon the results of previous work, and, unless there were compelling reasons to do otherwise, used procedures similar to those used by AMEC in the preparation of the 2004 mineral resource estimate (AMEC 2004).

6.2      2004 Mineral Resource Estimate (AMEC)

The mineral resource for the Mirador deposit was estimated under the direction of Susan Lomas, P.Geo., of AMEC. The estimate was made from a 3-dimensional block model utilizing commercial mine planning software (Gemcom(R)). Pertinent parts of the report titled "Technical Report, Mirador Project, Morona Santiago Province, Ecuador" (AMEC (2004) are extracted verbatim.

Geologic models were created of the dikes and the supergene units. AMEC checked the shapes for interpretational consistency on section and plan, and found them to have been properly constructed. To constrain grade interpolation in each of the zones, AMEC created 3-dimensional mineralized envelopes based on copper and gold grades. These were derived by a method of Probability Assisted Constrained

Kriging (PACK) to initially outline a general shape. The threshold grade for Au was 0.2 g/t and for Cu it was 0.5%.

The data analyses were conducted on original and 6 m composited assay data. AMEC reviewed the compositing process and found it to have been performed correctly. Detailed data analysis indicated the domaining and tagging of the assay and the composite data functioned well.

Extreme grades were examined for copper and gold composite values. Cu grades had a smooth distribution with few extreme grades. Gold showed extreme grade values and a grade cap of 0.60 g/t was imposed on the assay data prior to grade interpolation.

Variography was completed for gold and copper on composite data from the main mineralized unit within and outside the grade probability shells. Only hypogene material was investigated. The copper correlograms showed ENE-WSW trending, steeply dipping structures while the gold correlograms showed NS trending, subvertical structures.

Values for copper, capped and uncapped gold, and bulk density were interpolated into the block model using ordinary kriging (OK), inverse distance weighting to the eighth power (ID8) and the nearest-neighbour (NN) methods.

AMEC completed a review of the Mirador resource block model. The model was checked for proper coding of drill hole intervals and block model cells. Gold and copper grade interpolation was examined relative to drill hole composite values by inspecting the sections and plans. The checks showed good agreement between drill hole composite values and model cell values.

AMEC checked the block model estimates for global bias by comparing the average copper and gold grades from the model ID8 with means from OK and NN estimates. The results show no evidence of bias in the estimate.

AMEC checked for local trends in the grade estimates by plotting the results from the OK, ID, and NN estimate results on easting, northing and elevation swath plots. The results for copper and gold grade inside the grade probability shells show close tracking between the three estimates and no local trends.

The final check performed, was to check the model for smoothing through the Discrete Gaussian or Hermitian polynomial change-of-support method described by Journel and Huijbregts (Mining Geostatistics, Academic Press, 1978). The grade-tonnage predictions produced for the model show that grade and tonnage estimates are validated by the change-of-support calculations over the likely range of mining grade cutoff values (0.4% to 0.6% Cu).

The mineral resources of the Mirador project were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101. The project mineral resources were classified as either Indicated or Inferred Mineral Resources. [Table 6.1] contains the results of the resource estimation for the Mirador Deposit as of 23 September 2004. The resource estimate result for Mirador is being declared using the 0.40 %Cu cutoff.
The resources are reported to a depth of 850 m elevation, which is approximately 500 m below the surface. Preliminary open pit planning work, conducted as part of an ongoing Feasibility Study, has shown potential open pit bottoms to be around 1000 m elevation, 150 m above the deepest interpolated grade blocks.

    Table 6.1 Mirador Deposit Mineral Resource Summary - 23 September 2004

--------------------------------------------------------------------------------
                                                              Au           Cu
                       Zone                Tonnes            (g/t)         (%)
================================================================================
          0.4 Cu % Cutoff
    Indicated Mineral Resource
               Mixed                      1,300,000          0.23         0.57
             Enriched                     6,700,000          0.24         0.99
               MNZD                      301,700,000         0.20         0.65
--------------------------------------------------------------------------------
Totals    Indicated Hypogene             301,700,000         0.20         0.65
          Indicated Supergene             8,000,000          0.24         0.92
--------------------------------------------------------------------------------
    Inferred Mineral Resource
               Mixed
             Enriched                     1,200,000          0.25         0.83
               MNZD                      313,900,000         0.17         0.56
--------------------------------------------------------------------------------
Totals    Inferred Hypogene              313,900,000         0.17         0.56
          Inferred Supergene              1,200,000          0.25         0.83
--------------------------------------------------------------------------------

7.0      GEOLOGICAL SETTING

7.1      Regional Geology

The copper-gold-silver mineralization of the Mirador deposit is hosted by Late Jurassic granite and porphyries of the Zamora Batholith. This batholith is one of a number of Jurassic intrusions in the Cordillera Real and sub-Andean regions of Ecuador that have been mapped as members of the Abitigua Subdivision. Isotopic age dates for the younger Late Jurassic porphyry intrusive phases of the Zamora Batholith range from 152 to 157 Ma.

To the south of the Mirador deposit, quartz sandstone of the Cretaceous Hollin Formation forms 50-m to 80-m high cliffs. This resistant unit unconformably overlies the Jurassic intrusive rocks of the Zamora batholith and covers the southern limits of the Mirador alteration/mineralization complex.

7.2      Local and Property Geology

The Zamora batholith forms the wall rocks of the Mirador porphyry copper-gold system. Within the mineralized zone, the intrusion comprises mainly equigranular Zamora granite/granodiorite, with some minor leucogranite dikes along the west and southwest margins, and rare diabase dikes up to two meters in width. In drill core the Zamora granite appears highly fractured; this is a weathering effect and is due to the dissolution of anhydrite and gypsum from veinlets. Where anhydrite is unaltered by weathering and leaching, the drill core is relatively competent. A typical cross section of the Corriente model that helps to illustrate the following geological discussion is presented in Figure 7.1.

The oldest porphyritic rocks that intrude Zamora granite within the limits of the Mirador deposit are trachytic hornblende-feldspar dikes ("Jefp"), which strike north and east. A dike in the southern part of the deposit appears to be slightly older than the northern dikes, based on its degree of mineralization. In highly altered zones and in leached surface exposures, the porphyritic dikes are distinguished from the Zamora granite mainly by their large hornblende phenocrysts and equant feldspar crystals.

Near the center of the mineralized system is a large vertical diatreme of breccia ("brmn", not shown in Figure 7.1 but parallels and is inside of the mineralized zone), composed of angular fragments of the early porphyry dikes, Zamora granite, and quartz-vein fragments. The early porphyry dikes can be traced into the breccia but the brecciation obscures the contacts between the granite and early porphyry. The breccia is mostly fragment-supported, and the matrix consists of rock flour and fine rock and vein fragments. The matrix also contains sulfide-filled vugs, which, together with the quartz-vein fragments, allow mapping of the unit in weathered surface exposures. Fragments are angular to sub-angular and show potassic alteration.

                Figure 7.1 Typical Cross Section (450) - Geology

            [GRAPHIC OMITTED - GEOLOGY SECTION 450 MIRADOR PROJECT]

Northeast-striking, northwest-dipping hornblende-feldspar porphyry dikes ("Jhbp") cut the breccia and the wall rocks of the deposit. Based on their degrees of alteration and mineralization, these dikes are believed to have relative emplacement ages ranging from syn-mineral to post-mineral. These dikes are larger and more numerous along the southeast and northwest margins of the mineralization. A quartz-rich variety appears to be the youngest in the series. These rocks are sparsely fractured relative to the mineralized rocks and lack any quartz veining or high-temperature alteration. Outcrops are blocky and resistant and weather to a characteristic bright red clay due to the oxidation of abundant magnetite.

The youngest rocks are post-mineral hydrothermal breccia dikes and irregular diatremes ("brpm"). These intrusive breccias are characterized by a polymictic clast assemblage of mineralized and unmineralized rock, the relative quantity of each clast type being dependent on whether the breccia intruded mainly mineralized rocks, or post-mineral intrusions. The matrix is finely ground rock; in some places the matrix also contains milled sulfide minerals. The breccia dikes and diatremes seem to have preferentially intruded post-mineral dikes. They are most common along the southeast margin of the deposit. Intrusive breccia also occurs as irregular plugs around the north and northeast margins of the mineralized zone. Copper grades within the intrusive breccia range from very low to slightly less than the deposit average, depending on the amount of mineralized rock incorporated. Outcrops of this breccia are massive and very sparsely fractured. In drill core, the breccia is the least fractured lithology in the deposit.


             Figure 7.2  Drill Core Photo of DDH M64 Showing Low RQD


                      [GRAPHIC OMITTED - DRILL CORE PHOTO]

    Figure 7.3  Drill Core with Unaltered Anhydrite (Below the Gypsum Front)



                      [GRAPHIC OMITTED - DRILL CORE PHOTO]

8.0      DEPOSIT TYPES

The host rock, alteration, and mineralization at the Mirador deposit are characteristic of a calc-alkaline porphyry copper system. Copper deposits of a similar style are widespread in the Cordilleras of North and South America.

9.0      MINERALIZATION

The sequence of mineral deposition at Mirador has been divided into early-stage molybdenum, early-stage copper +/- gold, and late-stage copper + gold events, with a final weak polymetallic vein stage. Both copper-gold depositional events are dominated by chalcopyrite, with traces of native gold.

Molybdenite is present in systems of early-stage quartz veins that have a preferred east-west orientation. These veins occur as stockwork in both Zamora granite and early porphyry dikes.

Early copper-gold mineralization occurs as finely disseminated chalcopyrite (with traces of native gold), associated with pervasive potassic alteration (mainly as secondary biotite). The later copper-gold event postdates the emplacement of the central breccia diatreme. This mineralization is characterized by abundant disseminated chalcopyrite in texture-destructive potassic alteration zones in the granite and early porphyry, and as coarse disseminations and centimeter-size intra-clast blebs in the central diatreme breccia. Mineralization is generally less abundant in the early porphyry dikes because either they were not as receptive to mineralizing fluids as the granite, or they were emplaced slightly after the peak of the early copper-gold mineralization phase. However, the southernmost early porphyry dike is just as strongly mineralized as the Zamora granite.

A third and minor mineralized event is manifested by subvertical, widespread, sparsely distributed polymetallic sulfide veins that are less than five centimeters in width. The veins include several varieties, ranging from massive pyrite veins with elevated gold grades to massive chalcopyrite-pyrite-sphalerite veins with elevated silver, zinc, copper and gold grades. These veins cut the youngest of the late-stage porphyry dikes, as well as all other rock types.

The porphyry, granite, and breccia were impregnated with anhydrite veins and blebs during the potassic alteration and chalcopyrite-mineralizing phase. Meteoric fluids percolated down from the surface and hydrated the anhydrite, converting it to gypsum. This process, with the accompanying ~50% volume increase, shattered the host rock and filled the fractures with gypsum. Once the deposit was exposed by erosion, meteoric water filtered down and leached gypsum from the rock leaving weakly cemented or open fractures. The zone of poor rock quality migrated downward in the deposit area as a relatively flat hydration front. Below the hydration front, the mineralized rocks are less fractured and the anhydrite fracture filling is unaltered.

The Mirador porphyry system exhibits typical porphyry alteration zoning, with a core of potassic alteration evidenced by pervasive fine secondary biotite nuclei surrounded by a large (approximately 4 km(2)) quartz-sericite-pyrite (phyllic) alteration zone. The phyllic alteration weakly overprints much of the potassic alteration in the core of the system. Propylitic alteration is the most distal evidence of the porphyry.

10.0     EXPLORATION

The first exploration in the area of the Mirador deposit was conducted by Billiton. The area attracted Billiton's interest during the original reconnaissance geological and geochemical surveys completed in December 1994. These surveys, which included the collection of 315 stream sediment pan concentrate samples, identified a drainage area of roughly 50 sq km that contained anomalous grades of Cu, Mo, Au, Zn, and Ag. There was an exploration hiatus from 1995 to 1999, when the area of the present property was declared off limits by the Ecuadorian Government because of the border conflict between Ecuador and Peru.

After the peace treaty of July 1999, Billiton completed detailed follow-up surveys to better define the anomalous areas of the Mirador property. The company collected 746 soil samples along ridges and 219 rock chips from outcrops in stream drainages traversing the anomalous zones. This work, along with geological mapping, defined the main Mirador anomalous zone.

In April 2000, Billiton and Corriente entered into an agreement covering the area of the Mirador property.

Since April 2000, Corriente has carried out all of the exploration work on the Mirador property. The work completed has included geological mapping, pan concentrate sampling of stream sediments, soil geochemical sampling, rock chip sampling and the completion of 36,284 m of core drilling in 143 diamond drill holes at Mirador proper. The Mirador drill holes are consecutively numbered from M-1 to M-141, but there are two holes with the same collar number but designated differently with an "A" (M-74 and M-74A and M-139 and M-139A). As a result, in spite of the fact that the drill hole numbering sequence ends at M141, the total number of holes drilled to the end of 2005 is 143.

10.1     2000

In May 2000, the first phase of drilling at Mirador began, under the supervision of J. David Lowell, who was under contract to Corriente. A total of 5,383 m of drilling was completed in 30 core holes (M-1 to M-30).

10.2     2001

Between January and May of 2001, the second phase of drilling was carried out. Twenty-two core holes (M-31 to M-52) was completed, with an aggregate length of 8,136 m.

10.3     2002

The third phase of drilling was conducted between February and April of 2002, and 10 core holes (M-53 to M-62) were drilled, totalling 2,739 m. In October 2002, Corriente assumed the management of all aspects of the project.

10.4     2003

In February 2003 a Preliminary Assessment Report of the Mirador Deposit was completed and was filed as a Technical Report entitled "Mirador Project, Corriente Copper Belt, Southeast Ecuador, Order of Magnitude Study, Part 1, Technical Report". The Technical Report included a polygonal mineral resource estimate based on the 62 drill holes completed at Mirador between 2000 and 2002. Both the Technical Report and the mineral resource estimate were completed under the supervision of Qualified Persons James M. Dawson, P.Eng. and David K.
Makepeace, P.Eng. (Dawson and Makepeace, 2003)

In July, Sumitomo of Japan completed independent metallurgy tests showing favourable concentrate potential. AMEC reviewed this work and found it to be done to industry standard, and subsequent follow-up work has confirmed its conclusions. Metallurgy is discussed in detail in Section 16 of this report.

10.5     2004

A fourth phase of drilling was conducted at Mirador between December 2003 and April 2004. A total of 8,091 m of core drilling was completed in 29 holes (M-63 to M-90, including M-74 and M-74A).

10.6     2005

Corriente conducted a fifth phase of drilling in 2005, and completed 11,935 m of core drilling in 52 holes (M91 to M141, including M139 and M139A). Much of this program involved the drilling of angled infill drill holes that were intended to better define the early porphyry dikes, which account for most of the lower-grade zones in the deposit. The data from the holes that intersected the dikes, together with new information from outcrops exposed during the construction of new drill trails, helped to confirm and refine contacts of known early porphyry dikes, particularly in the northern sector. A few holes targeted the late breccia dikes in the north part of the deposit, to better locate and define the contacts and to explore for potentially economic copper mineralization along the dike margins. The 2005 holes did not intersect any significant new dikes or any new areas of mineralization.

In addition to the drilling at Mirador, there was ongoing mapping of new drill trail exposures and re-mapping of outcrops exposed in stream channels. A six-kilometer pilot road was constructed to the east side of the deposit from the existing access road leading south from the camp. This created large new exposures of mostly weathered and leached rock. These exposures were geologically mapped, and the new data were added to the geological database. The new geological information required only minor changes to be made to the existing maps; two dikes proved to project farther east than previously interpreted. Re-mapping of outcrops in stream channels north and west of the deposit was completed, allowing more accurate control of contact locations and increased understanding of alteration styles there. A geotechnical-oriented re-mapping of fractures and other geologic structures was also completed late in 2005. Over 1200 measurements were collected in order to complement the oriented core structural data collected in the majority of the last 40 holes drilled. These data were submitted to Piteau Associates for incorporation into the geotechnical database for pit slope stability studies.

11.0     DRILLING

The Mirador deposit has been tested by 143 diamond drill holes totalling 36,284 m, arranged in a rough grid on approximately 75-m to 100-m centers. The drill hole information has been tabulated in Appendix B and the collar locations are shown in Figure 11.1.

Diamond drills belonging to the contractor Kluane International Drilling Inc. ("Kluane") of Canada were used to complete all the diamond-drilling programs. Kluane used a man-portable wire-line drill, and all platforms were accessed via hand-built trails. Until 2005, there was no road access to the drill pads and access was gained by walking 1,500 m along a trail from the road. Now, a rough access road leads into the east section of the drill area, and the drill platforms can be reached by short trails from the head of the road.

Drill core was recovered in standard NTW (5.7 cm) and BTW (4.2 cm) core tubes. The smaller BTW core was recovered from the lower parts of the deeper drill holes, after the rod string was changed to BTW diameter. Standard HQ size core (6.35 cm) was taken from a few of the geotechnical holes.

Because of the almost total lack of outcropping rock, very little was known of the geology of the Mirador deposit before the drilling campaigns began. Therefore, since the presence and orientation of any possible steeply dipping features could not be predicted, most of the early drill holes at Mirador were drilled vertically. As the geological knowledge of the deposit increased, it was recognized that there exist various geologic features with sub-vertical geometry, such as syn-mineral to post-mineral dikes and late-stage quartz-sulfide veinlets. Accordingly, in the 2004 and 2005 drilling programs, a greater percentage of holes with angles of -60(degree) to -80(degree) were drilled to help define such features. In spite of the presence of the high-angle geologic features, copper grades do not appear to be influenced by the angles of the holes.

Using a selected set of data, MDA compared grades, core recovery and Rock Quality Designation ("RQD") between angled and vertical holes. In order to compare "apples to apples", the samples selected were only from within the central mineralized breccia. This restricted the comparison to similar rock types and styles of mineralization and limited the comparison spatially. Working within these constraints, a fair comparison could be made of the grades in vertical and angled holes. Table 11.1 presents the results. It is interesting to note that in all cases the median grades are higher in the vertical holes, while the mean grades for all metals except zinc are higher for the vertical holes. As this did not appear to make sense geologically, and because the mean grade differences were positively correlated with the coefficients of variation (suggesting that the results might have been skewed by outliers), quantile plots(1) were made comparing the distributions. There is a bias between angle and vertical holes:

   o   There is a minor change in distribution of copper;
   o   The mean and median gold grades are higher in vertical holes;
   o Silver has both a change in distribution and a bias in favor of vertical holes;


_______________________

(1) A graphical technique for determining if two data sets come from populations with a common distribution or for determining population distributions.

   o Lead is biased in favor of vertical drilling in the less than 60-ppm range and for the lowest 80% of the population;
   o   There is a positive bias in favor of vertical holes for molybdenum; and
   o Zinc has a change in distribution changing the relative amounts of high- and low-grade samples.

This analysis can continue and should continue to investigate fully the reason for these phenomena and their potential impact on grades used to estimate the resource. However, it can be said that there is a bias between angle and core holes in the central mineralized hydrothermal breccia, and the bias and grade distortions are different for each metal. This strongly suggests that the mineralization is multiphased, and that the different metals were deposited in different places at different times.

               Table 11.1  Metal Grades by Vertical vs. Angle Hole


                                [TABLE OMITTED]

                  Figure 11.1  Mirador Drill Hole Location Plan


                               {GRAPHIC OMITTED]

The following field procedures were used in all of the Corriente drilling campaigns from 2001 to 2005:

o Core is stored in wooden boxes each holding five meters of core. When picked up at the drill, all the core box lids were secured and the boxes were packed out on foot by workers to the road, then loaded onto trucks and delivered to the Mirador camp. Corriente staff then opened the boxes and converted the drill hole depth markers from feet to meters. The core boxes were then placed on a stand and photographed in natural light.

o The core was marked at one-meter intervals by a geotechnician, who then measured the core recoveries and RQD. Technicians completed a preliminary drill log, wherein they recorded the core recovery, structural features, fracture density and orientation, and rock quality designation (RQD).

o The drill-hole collars were surveyed by Segundo Toledo Pelaez of Topcon Survey S.A., using total station GPS brought in from differential GPS control points to reported instrument accuracy of +/-1 m (X-Y) and +/-2 m (Z). Some of these surveys were made before drilling, and so located only the excavated pads. The accuracy in these cases would be somewhat less than the accuracy of the equipment, approximately three meters.

Fifty of the one hundred and forty two drill holes had no down-hole surveys. Of the remainder, twenty holes in the second and third phases of drilling were surveyed using a Tropari instrument, and the holes drilled in 2004 and 2005 were surveyed using a Sperry-Sun instrument. Five of the unsurveyed drill holes were drilled at angles between -60(degree) and -70(degree) (M01, M25, M25, M39, and M62). These holes were drilled on the periphery of the deposit.

After the drill holes were completed, the collar locations were marked with a large PVC pipe capped with a plastic cover (Figure 11.2).

                      Figure 11.2  Drill Hole Collar Marker


                               [GRAPHIC OMITTED]


Core recovery is good for this type of deposit, and averages about 91% overall. Recovery exceeds 95% in the zones of hypogene mineralization, but relatively low core recovery is common in the leached rock near the surface. The RQD measurements indicate that the rock quality is very low through much of the deposit; the average of all RQD measurements is 38% (pers. comm., John Drobe, Corriente). Largely, the poor RQD is the result of the rock literally falling apart after the hydration of veinlet-hosted anhydrite to gypsum and the subsequent solution of the gypsum by groundwater.

For insight into geotechnical information with respect to rock type, the median, mean and CV (coefficient of variation or standard deviation / mean) are given in Figure 11.3 and Figure 11.4.

             Figure 11.3 Core Recovery Statistics by Material Type

                              [BAR GRAPH OMITTED]



     Note: median and mean are read on the left axis; CV on the right axis





              Figure 11.4 RQD Recovery Statistics by Material Type

                             [BAR GRAPH OMITTED]



     Note: median and mean are read on the left axis; CV on the right axis



Specific gravity measurements were made on pieces of core that weighed from 10 grams to 30 grams each. The samples were collected at 40-m intervals. In the drill programs from 2000 to 2002, specific gravity was determined by the displacement method, where the sample was weighed dry, then immersed in water. The amount of water displaced by the sample was measured in order to determine its volume. The specific gravity was calculated by dividing the dry sample weight by the weight of the displaced water. This is not a very accurate method, since some water is lost because the sample always retains moisture, and it is difficult to measure accurately the volume of the displaced water. For the 2004 drilling program, the procedure was changed to the immersion method, where the samples were suspended with thin nylon monofilament and weighed dry, then immersed in water and weighed wet. This is generally a more accurate method, although porous samples must be sealed with a waterproof coating. There are 2,186 specific gravity measurements in the present (2006) database.

12.0     SAMPLING METHOD AND APPROACH

The drill core was delivered by truck to the Mirador camp. Corriente staff then opened the boxes and converted the drill hole depth markers from feet to meters. The core boxes were then placed on a stand and photographed in natural light.

The core was marked at one-meter intervals by a geotechnician, who then measured the core recoveries and RQD. Technicians completed a preliminary drill log, wherein they recorded the core recovery, structural features, fracture density and orientation, and RQD.

Each one-meter interval of core was assigned a sample number. Based on the style of mineralization, the individual one-meter samples were physically combined into composite samples of different lengths. The entire lengths of all the drill holes were sampled in this manner. The categories of mineralization used and the corresponding composite sample lengths were as follows:

    o    Leached zone (cap):  five meters;
    o    Supergene copper-enriched zone:  two meters;
    o    Hypogene (primary sulfide) zone:  three meters; and
    o    Post-mineral dike:  five meters.


The use of non-random sample lengths in the database does introduce a certain degree of bias, but with compositing and length weighting the effect is minimized or eliminated. The standard practice is to use the same sample length for all material.

The sample intervals were recorded and assigned sample numbers. The core was split longitudinally using a diamond saw. No line was marked on the core to guide the splitting process. In cases where the core fragments were too small to be sawn, core fragments representing one-half of the core volume were randomly picked out of the core boxes by hand.

Each core sample was placed in its own plastic bag, and each bag was weighed and marked with the sample number. For the first four phases of drilling, the samples were sent to a preparation laboratory in Quito, Ecuador. During the fifth phase of drilling, Corriente used the Acme preparation laboratory in Cuenca, Ecuador. Upon arrival in Cuenca, the truck driver reported to the office manager at Corriente's offices. The truck then proceeded to the preparation laboratory, where the office manager prepared a list for the insertion of the duplicate and standard reference material (SRM) and QA/QC samples, and presented that list, and a sample shipment form, to the manager of the preparation facility. The lab manager confirmed the sample shipment and the work orders, and lab batch numbers were scanned and forwarded to Corriente via email. The sampling programs conducted between 2000 and 2005 were planned and executed in a satisfactory manner.

                         Figure 12.1  Core Saw Facility


                                [PHOTO OMITTED]

13.0     SAMPLE PREPARATION, ANALYSES, AND SECURITY


13.1     Sample Preparation and Analyses 2000-2004

Sample pulps were prepared at ALS Chemex laboratories in Quito by laboratory personnel. Earlier samples were processed and analyzed by Bondar-Clegg prior to the merging of Bondar-Clegg and Chemex. Both of these preparation laboratories were independent from Corriente and its Ecuadorian subsidiary companies. Except for copper and gold, which were treated in a consistent manner, other elements that were analyzed varied somewhat through the period 2000 to 2004.

For all four drill phases from 2000 to 2004, the following procedures remained consistent. The whole sample was crushed to 75% passing -10 mesh, and then a one-kilogram sub-sample ("split") was pulverized to 95% passing -150 mesh. A 100 gram split ("pulp sample") was taken from the one-kilogram pulverized sample and shipped to the ALS Chemex laboratory in Vancouver, Canada. Here the pulp samples were fire assayed for gold with an atomic absorption finish (using a 30-gram aliquot), and were analyzed for copper and other elements using acid digestion/atomic absorption spectroscopy ("AAS") methods (AMEC 2004).

For the phase one and phase two drilling programs (2000 and 2001), the samples were assayed for gold using the fire assay technique with an AAS finish (FA-AAS), and analyzed for copper, silver, lead, molybdenum and zinc using four acid digestion followed by AAS.

Samples for the third drilling phase (2002) were assayed for gold using the FA-AAS technique and analyzed for copper, molybdenum and zinc using four acid digestion followed by AAS.

Samples for the fourth drilling phase (2004) were assayed for gold by FA-AAS and analyzed for copper and molybdenum using four acid digestion and AAS (AMEC
2004).


13.2     Sample Preparation and Analyses 2005

The 2005 drill core samples were prepared at the Acme Analytical Labs ("Acme") preparation facility in Cuenca, Ecuador. The sample preparation procedures were the same as were used in 2000 to 2004 by Bondar-Clegg and ALS Chemex, except that final sample pulverization was to 85% passing -200 mesh. The -200-mesh 100-g split material (pulp sample) was shipped to the Acme lab in Vancouver, Canada, for final analysis.

For the copper determination, one-half gram of material was digested using a four-acid solvent, followed by inductively coupled plasma/atomic emission spectrometric ("ICP-AES") analysis. Gold was determined by 30-gram fire-assay fusion followed by ICP-AES analysis. The sample preparation procedures are appropriate and well done, and the assays and analyses are of good quality.

13.3     Sample Security

In all five phases of drilling, drill core samples remained under the control of authorized Corriente personnel from the time they left the drill platforms until they were delivered to the preparation laboratory. For shipment, the individual sample bags were put into woven polypropylene bags. Each of these bags was marked with the project number, the drill-hole number and a number identifying its place in the sequence of bags in the sample shipment. The shipment bags were secured with tape and rope, and were sent to the preparation laboratory in a contracted vehicle. In 2005, the practice of marking the shipment bags with the drill hole number was discontinued, and shipment bags were secured by number-coded nylon "zip" ties before shipment.

In the opinion of MDA and Sivertz, the sample security measures taken by Corriente were satisfactory.

14.0     DATA VERIFICATION

14.1     Introduction

The following sections from 14.1 to 14.5 are taken verbatim from AMEC (2004) but there are formatting changes and the figure, table and appendix numbering is different. The present authors' comments or changes are placed in the body of AMEC's text in square brackets ([ ]) and are not italicized.

14.2     Definitions

Exploration Best Practices Guidelines and NI 43-101 regulations state that a program of data verification should accompany an exploration program to confirm validity of exploration data. Furthermore, the guidelines require that a quality assurance quality control (QAQC) program be in place. A QAQC program should include the insertion of various control sample types. The corresponding terms used in this report for the QAQC sample types are defined as follows:

Twin samples (TS; also referred to as "half-core samples or "core re-sampling"): are samples obtained by repeating the sampling in the proximity of the original location. In the case of core drilling, such samples are obtained by re-splitting the half-core samples, representing therefore 1/4 of the core, or by taking the remaining half-core. These samples should be assayed by the same laboratory as the original samples, and are mainly used to assess the sampling variance.

Coarse duplicates (CD; also referred to as "coarse rejects" or "preparation duplicates"): are splits of sample rejects taken immediately after the first crushing and splitting step. These samples should be assayed by the same laboratory as the original samples, and provide information about the sub-sampling variance introduced during the preparation process.

Coarse blanks (CB): are coarse samples of barren material, which provide information about the possible contamination during preparation; the coarse blanks should be inserted into the sample sequence immediately after highly mineralized samples.

Pulp duplicates (PD; also called "same-pulp duplicates"): are second splits or resubmission of the prepared samples that are routinely analyzed by the primary laboratory. These samples are resubmitted to the same laboratory under a different sample number; these samples are indicators of the assay reproducibility or precision.

Pulp blanks (PB): are pulverized samples of barren material, which provide information about the possible contamination during assaying; these samples should be inserted into the sample sequence immediately after highly mineralized samples.

Standard samples (SS): are samples with well established grades, prepared under special conditions, usually by certified commercial laboratories. These samples are used to estimate the assay accuracy, together with the check samples.

Twin, coarse and pulp check samples (TCS, CCS and PCS): are equivalents of the above defined twin samples, coarse and pulp duplicates, re-submitted in this case to an external certified laboratory (secondary laboratory). These samples are used to estimate the accuracy, together with the standards. Check sample batches should also include pulp duplicates of some of the samples included in the batch, as well as standard samples and pulp blanks, in reasonable proportions, in order to assess the precision, accuracy and possible assay contamination, respectively, at the secondary laboratory.

14.3     Quality Assurance/Quality Control (QA/QC) Programs 2000-2004

No QA/QC samples were inserted in the sample shipments for the Phase 1 drilling campaigns. Five percent of the samples from these drill programs were reanalysed with the benefit of SRM [Standard Reference Material] samples.

For Phase 2 drilling, the only QA/QC sample inserted into the sample shipments was a 100 g Lab Check Duplicate. This sample was taken on a 1 in 10 basis and was shipped to Chemex in Vancouver for analysis. The check lab was changed to Acme Labs in Vancouver after ALS Chemex purchased Bondar Clegg. No SRM samples were included in the shipment of any samples for these drill programs. The Lab Check Duplicate sample results were insufficient to certify the analysis results so a reassay program was set up by AMEC. Five percent of the samples from these drill programs were reanalysed with the benefit of SRM samples.

The sampling procedures were modified in February of 2001 to introduce some QA/QC samples into the sample shipments. The new protocol included inserting one pulp duplicate and one of three standards, GEM1, GEM2 and GEM3 into each batch of 20 samples sent to the labs. These standards were insufficiently homogenous to be used for a QA/QC program. This situation does not impact the quality of the grade values since 5% of the samples were reanalysed with the benefit of SRMs.

In late 2002, for the third phase of drilling, Corriente changed the insertion rate of the pulp duplicates and SRM samples to 1 in 40 samples. MS1 was the SRM sample being included in the lab shipments for this drilling campaign. The check samples were now being shipped to Acme labs in Vancouver but no SRM samples were being included in the shipments of the Lab Check Duplicate.

In late 2003, the sampling protocols were modified to include more QA/QC samples. During the 4th phase drilling program, the insertion rate of all QA/QC samples was increased back to a 1 in 20 insertion rate. The two SRMs included in the sample shipments were MS1 and MS2. A coarse reject duplicate was also included in the sample shipments. (A coarse split at -2 mesh was done only for samples destined for metallurgy test work and were only applied to drill holes M65 to M70.)

No blank samples were inserted into any of the sample shipments. Blank samples are used to certify sample preparation procedures by guarding against inter-sample contamination. They also are useful to identify sample mix-ups. It is recommended that Corriente include blank sample insertion in any future sampling programs.

With the inclusion of the reassay program and Corriente's current QA/QC protocols, the sample results are of sufficient quality to support a resource estimate.


14.3.1   ICP Sample Analysis

Three of the angled holes through the deposit, M75, M77and M80, were selected to check for any significant levels of potentially deleterious elements. 281 samples were analyzed for the following elements by ICP analysis; Au, Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sr, Ti, V, W, Zn and Hg. No elements reported ranges that would cause potential problems for the concentrate quality. This topic is discussed further in
Section 16 of [the present] report.


14.3.2   Reassay of Phase 1 and 2 Drilling Samples

The drill core samples from Drill Phases 1, 2, and 3 were initially assayed without the benefit of adequate SRM samples. Phase 1 samples were sent to the assay lab with no SRM samples and Phase 2 and 3 samples were sent with an SRM that was insufficiently homogeneous. The pulps for 5% of the samples from these phases, 523 samples, were sent to ALS-Chemex under a blind sample-numbering scheme. Standards (MS1 and MS2) and pulp duplicates were inserted into batches of 20 samples.

The reassay data returned values for Cu and Au that are well within the accepted range to indicate that the original assays are of reasonable quality for resource estimation purposes. AMEC considers +/-10% variation for 90% of the pulp duplicate analyses to demonstrate good precision. For the Cu grades, 90% of the population has an absolute relative difference of 11% whereas for the gold grades it was 18% (Figure 14-1 to 14-4). All SRMs submitted with these sample shipments returned values within the SRM accepted ranges. The Au grade differences are a little on the high side, probably due to the small subsample size of 100 g and the small aliquot size of 30 g.

             Figure 14.1 QA/QC Reassay of Historical Data, Cu (ppm)


                              [LINE GRAPH OMIITED]





                Figure 14.2 Reassay of Historical Data, Au (g/t)


                              [LINE GRAPH OMIITED]

   Figure 14.3 Percentile Rank Chart, Reassay Results, Cu (ppm), 501 Samples


                              [LINE GRAPH OMIITED]





   Figure 14.4 Percentile Rank Chart, Reassay Results, Au (g/t), 442 Samples


                              [LINE GRAPH OMIITED]





14.3.3   Standard Reference Material

In 2003, Corriente had the ALS prep lab in Quito prepare two new SRMs for them:
MS1 and MS2. The procedures outlined below were used for making these SRMs.

The SRMs were prepared by extracting 100 kg of material from a homogenized 500 kg bulk sample of drill core rejects (-10 mesh). The material was pulverized in a standard laboratory rod mill by grinding the 100 kg of drill core rejects to -150 mesh and then blanket rolling them (four corners technique) to homogenize. The pulp was immediately stored in paper envelopes (100 g) ready for submission for round robin analysis.

MS1 represents the middle grade range for Cu and Au at the Mirador deposit (0.80 Cu % and 0.287 Au g/t) and MS2 is a low-grade Cu-Au standard (0.37 Cu % and 0.16 Au g/t). Both SRMs were submitted for round-robin analysis at four laboratories, Analytical Laboratories Ltd, ALS Chemex, International Plasma Laboratories (IPL) and Assayers Canada. Each laboratory received 10 samples. The round robin analysis results were of sufficiently good quality to establish the acceptance limits for the SRMs (See Figures 14-5 to 14-8). They were inserted into the sample shipments on a 2 in 40 basis.

If a SRM result was found to exceed twice the standard deviation value from the round robin study then the batch of 20 samples was reanalysed until the SRM returned an acceptable value. Some samples on the SRM charts are outside of the acceptable limits. These were not re-assayed as they were in areas outside of the mineralized envelope or in areas of below background grade range.


  Figure 14.5 MS1 Round Robin and Sampling Results, Au (g/t), (DDH M63 to M90)


                              [LINE GRAPH OMIITED]

  Figure 14.6 MS1 Round Robin and Sampling Results, Cu (%), (DDH M63 to M90)


                              [LINE GRAPH OMIITED]





  Figure 14.7 MS2 Round Robin and Sampling Results, Au (g/t), (DDH M72 to M90)


                              [LINE GRAPH OMIITED]

  Figure 14.8 MS2 Round Robin and Sampling Results, Cu (%), (DDH M72 to M90)


                              [LINE GRAPH OMIITED]



14.3.4   Duplicate Samples

Four different types of duplicate samples were variably used at Mirador.

Phase 1 Only Lab Check Duplicates were taken during this phase of the drilling campaign on a 1 in 10 basis. AMEC has not reviewed the results from these samples. They have been superseded by the reassay results.

Phase 2 Pulp duplicates were included in the sample shipments on a 1 in 20 basis.

Phase 3 Pulp duplicates were included in the sample shipments on a 1 in 40 basis.

Phase 4 Pulp duplicates were included in the sample shipments on a 1 in 20 basis. Coarse Reject duplicates were introduced into the QA/QC program and were taken on a 1 in 20 basis. A small program was begun where for metallurgical holes, the samples were being crushed to 1/2" and a 1 to 2 kg sample was taken for metallurgical test work. For these holes, a duplicate was taken every 20 samples to monitor the performance of the assay results and study the impact of removing the subsample.


14.3.5   Coarse Crush Duplicates, 1/2" Crush Material

These duplicates were taken from drill holes M65 to M70 resulting in only 27 duplicate pairs. This is too small of a sample population for a detailed analysis but the few results that are present indicate no bias to the sample analysis results for Cu or Au (Figure 14-9 and 14-10).

14.3.6   Coarse Reject Duplicates

This duplicate type was only introduced during the 4th drilling campaign in 2003 to 2004. Corriente currently has 85 coarse reject duplicates in their database, representing coverage of 3.4% of total assayed samples.

The results of the coarse reject duplicate assays are shown in Figures 14-11 to 14-14. The performance of the Cu results is of excellent quality and reproduces well.

AMEC considers +/-20% variation for 90% of the coarse reject duplicate analyses to demonstrate good precision. As seen in Figures 13-13 and 13-14, the variance for both the Cu and Au results are well below the accepted upper limit of 20%.

        Figure 14.9 Coarse Crush Duplicate Results, Cu %, 27 Data Pairs


                              [LINE GRAPH OMIITED]

       Figure 14.10 Coarse Crush Duplicate Results, Au g/t, 27 Data Pairs


                              [LINE GRAPH OMIITED]




        Figure 14.11 Coarse Reject Duplicate Results, Cu %, Scatter Plot


                              [LINE GRAPH OMIITED]

       Figure 14.12 Coarse Reject Duplicate Results, Au g/t, Scatter Plot


                              [LINE GRAPH OMIITED]





          Figure 14.13 Duplicate Results, Cu %, Percentile Rank Chart


                              [LINE GRAPH OMIITED]

         Figure 14.14 Duplicate Results, Au g/t, Percentile Rank Chart

                              [LINE GRAPH OMIITED]



14.3.7    Pulp Duplicates

There are 248 pulp duplicates in the Mirador database representing 4.3% of the assay database.

The results of the pulp duplicate assays are shown in Figures 14-13 and 14-16. Performance for the Cu values is excellent. The performance for the Au values is of acceptable quality considering its minor economic role in the deposit.

AMEC considers +/-10% variation for 90% of the pulp duplicate analyses to demonstrate good precision. The Cu values are plotted in Figure 14-13 on a percentile rank chart. This chart shows that the Cu sample pairs are reporting 90% of the samples have a less than a 10% relative difference. The gold values however are reporting that 90% of the sample population has a relative difference of 15% (Figure 14-14); probably due to the small subsample size of 100 g and the small aliquot size of 30 g.

            Figure 14.15 Pulp Duplicate Results, Cu %, Scatter Plot


                              [LINE GRAPH OMIITED]




           Figure 14.16 Pulp Duplicate Results, Au g/t, Scatter Plot


                              [LINE GRAPH OMIITED]

14.3.8    Database Quality Control

AMEC completed a data quality check on 5% of the sample database used for the resource estimation. AMEC reviewed the collar surveys, downhole surveys, assay results and bulk density data and used original data sources to confirm the values in the database. The drill holes selected were M02, M12, M18, M33, M46, M54, M67, M77 and M87.

All the data was found to be of excellent quality and adequate for resource estimation purposes.


14.3.9    Assay Results and Lithology Codes

The assay results for 5% of the copper and gold were reconciled back to the original assay certificates issued by the assay laboratory. The sample intervals and sample number were confirmed by reconciliation to the drill logs for each of the drill holes. The lithology codes were confirmed using the drill logs. No errors were found during this review.


14.3.10   Downhole Surveys

AMEC checked all the survey disks for the downhole surveys during the site visit to the project. It was found that the geologists were not reading the down-hole tests correctly. On vertical holes, an incorrect azimuth was read on all holes. Corriente did not have a disk reader at the time but have since acquired one. All tests were reread using the proper instrument prior to completing the resource estimation.

During the phase 1 to 3 drill programs, two to three people read the survey disks and the results would be averaged. AMEC found many errors in the averaged value and some instances of errors in the readings. If the three readings are not in agreement than the results should be reviewed and the disks measured again until all are in agreement. Survey results should never be averaged.


14.3.11   Bulk Density

A total of 20 samples were sent to Teck-Cominco Labs in Vancouver for auditing; results agreed to within 3% for the first method and 0.6% for the second method (See [Table 14.1]). During the AMEC site visit, Corriente was advised that 5% of these samples should be validated at an independent laboratory.

Overall the averaged values differ very little between the original and the check result. The bulk density values are of sufficient quality for resource estimation purposes.

               Table 14.1 Bulk Density Independent Check Results
--------------------------------------------------------------------------------
Hole     Date    Depth     Unit    Method  Corriente   TeckCominco    Relative %
ID                                                                   Difference
================================================================================
M16      2003     160      Jefp      1        2.67          2.56          -4.2
M44      2003     300      Jzgd      1        2.72          2.66          -2.2
M46      2003     280      Jzgd      1        2.78          2.54          -9.0
M48      2003     350      brmn      1        2.65          2.55          -3.8
M49      2003     400      Jzgd      1        2.75          2.69          -2.2
M51      2003     200      Jzgd      1        2.64          2.53          -4.3
M52      2003     220      Jzgd      1        2.62          2.59          -1.2
M55      2003     300      Jzgd      1        2.60          2.53          -2.7
M56      2003     340      Jzgd      1        2.63          2.66           1.1
                                    Avg:      2.67          2.59          -3.2
--------------------------------------------------------------------------------
M63      2004     40.0               2        2.24          2.41           7.3
M63      2004    110.0               2        2.65          2.62          -1.1
M63      2004    170.0               2        2.85          2.83          -0.8
M64      2004     67.0               2        2.56          2.50          -2.3
M64      2004    290.0               2        2.72          2.69          -0.9
M64      2004    380.0               2        2.61          2.56          -1.9
M65      2004    140.0               2        2.53          2.48          -2.1
M65      2004    260.0               2        2.56          2.56           0.0
M66      2004    110.0               2        2.68          2.64          -1.6
M66      2004    140.0               2        2.57          2.52          -2.1
M66      2004    230.0               2        2.58          2.55          -1.3
                                    Avg:      2.60          2.58          -0.6
--------------------------------------------------------------------------------
Methods: 1 = sample weighed dry, then immersed in water, and water displaced weighed; arm balance. 2 = suspended sample weighed in air, then immersed in water; electronic balance


14.4     Quality Assurance/Quality Control (QA/QC) Program 2005

14.4.1   Summary and Conclusions

The 2005 fifth phase drilling program included drill holes M91 through M141. The updated drill hole assay database contains 3,592 new assayed intervals from these holes. For the 2005 drilling program, Corriente generally followed the QA/QC guidelines recommended by AMEC Americas Ltd (AMEC 2004). MDA has reviewed the results of the 2005 Corriente QA/QC program but did not take independent samples from the 2005 drill holes. MDA did take independent samples from prior drilling campaigns.

The discussion in the following section relates to the 2005 program only.

The sample preparation procedures are appropriate and well done, and the assays and analyses are of good quality. Based on the results of the assays and analyses of standard samples inserted into the sample stream, there does not appear to be any significant bias in the assay or analytical data. The results from the inserted blank samples indicate that the sample preparation procedures are conducted with appropriate care. Copper analyses of pulp duplicates reproduce well, while gold fire assays of pulp duplicates show modest variability. Although MDA does not believe that the modest variability in the reproducibility of gold assays has instilled any material bias or skewed the results, it is suggested that this phenomenon be investigated with a set of metallic screen samples. MDA and Sivertz also agree that a small percentage of samples should be sent "blind" to a second umpire laboratory, as a check on the primary laboratory.

14.4.2   Sample Preparation and Analysis

Samples for the 2005 (fifth phase) drilling were prepared and analyzed by the following procedure (paraphrased from John Drobe, 2005, personal communication):

         The core was split by sawing or manual splitting and one-half of the core was used for sample analyses. The sampled intervals varied from 2 m to 5 m, depending upon the rock and style of mineralization, and so the samples typically weighed between 4 kg and 10 kg each. The samples were sent to the Acme sample preparation lab in Cuenca, Ecuador.

         At the preparation lab, the samples were crushed to 70% passing 10 mesh. A split weighing one kilogram was taken from the crushed material for further processing, and the remainder was stored. As well, for every 1 in 20 samples, a second one-kilogram split was taken. This type of QA/QC sample is referred to as a "coarse-reject duplicate".

         The minus 10-mesh one-kilogram split material was pulverized to 85% passing 200 mesh. A split weighing 100 g was taken from the pulverized material for assaying, and the rest was stored. In addition, for every one in 20 samples, a second 100-g split was taken. This type of QA/QC sample is referred to as a "pulp duplicate".

         The coarse-reject duplicate material was inserted into the sample stream before pulverizing, and both the coarse-reject duplicate and pulp-duplicate samples were shipped with the regular samples. Approximately 2.5% of the final analyses (1 sample in 40) were of standard reference material (SRM) MS1, while another 2.5% were of SRM MS2. The purpose of this insertion procedure is to ensure that the duplicate and SRM samples are received "blind", that is, it is intended and expected that the analytical laboratory receiving the pulp samples will not be able to distinguish the SRMs and duplicates from the rest of the shipped pulp samples.

         The minus 200-mesh (pulp) 100-g split material was shipped to Acme Analytical Laboratories Ltd ("Acme") in Vancouver, Canada, for final analysis. For the copper determinations, one-half gram of material was digested using a four-acid solvent, followed by inductively coupled plasma - atomic emission spectroscopy (ICP-AES) analysis. Gold was determined by 30-gram fire-assay fusion followed by ICP-AES analysis.

         The rule followed by Corriente was that if a SRM sample returned a value in either copper or gold that was outside of an acceptable range, then Acme would be requested to reanalyze 10 samples on either side of the SRM, or halfway between the next SRM in the sample stream that contained the questionable SRM result. The acceptable range was taken as the mean plus-or-minus two standard deviations. Lomas (2004) discusses in detail the procedure for preparing the SRMs and the testing by which the SRM statistics were determined.


14.4.3   Duplicate Analyses on Pulps and Coarse Rejects

There are 183 copper and gold analytical results for duplicate-pulp samples, and 183 results for copper and gold on duplicate coarse-reject samples. These numbers represent about 5% of the total number of assay intervals in the Phase 5 (2005) drill hole database.

In general, there is good reproducibility for copper analyses between the original-sample grades and the duplicate-sample grades for both the pulp duplicates (Figure 14.17) and coarse-reject duplicates (Figure 14.19). The comparison between the original and the duplicate assays is not as good for gold as copper (Figure 14.18 and Figure 14.20; also note the R(2) statistic in Table 14.2). Statistics for the original sample and duplicate assays, and the R(2) value that measures the fit of the linear regression between the assay pairs are given in Table 14.2.

                  Figure 14.17 Copper Duplicate Assays - Pulps


                              [LINE GRAPH OMIITED]




                   Figure 14.18 Gold Duplicate Assays - Pulps


                              [LINE GRAPH OMIITED]

             Figure 14.19 Copper Duplicate Assays - Coarse Rejects


                              [LINE GRAPH OMIITED]



              Figure 14.20 Gold Duplicate Assays - Coarse Rejects


                              [LINE GRAPH OMIITED]


                    Table 14.2 Statistics of the Duplicate Samples


-------------------------------------------------------------------------------------------------
                    -200-mesh Pulp      -200-mesh Pulp   -10-mesh Coarse     -10-mesh Coarse
Statistic              Originals          Duplicates     Reject Originals    Reject Duplicates
------------------------------------------------------------------------------------------------

N Pairs                    183                                 183
Minimum Cu (ppm)           13              10                  31                   31
Maximum Cu (ppm)         23,444          23,957               19,706             19,620
Mean Cu (ppm)             4,901          4,900                4,575               4,577
Std Dev Cu (ppm)          3,142          3,169                3,269               3,309
R2 Cu                    0.9984                              0.9897
Minimum Au (ppb)           1               2                    2                   2
Maximum Au (ppb)          642             729                 1,567               1,433
Mean Au (ppb)             166             168                  179                 176
Std Dev Au (ppb)          112             114                  151                 145
R2 Au                   0.9325                               0.9640
------------------------------------------------------------------------------------------------

In Figures 14.21 through 14.24, the relative differences between the original assays and the duplicate assays are plotted in sorted-order according to the average grade of the sample pairs. At the low end of the grade distribution, reproducibility is relatively poor for both copper (below ~300 ppm) and gold (below ~ 100 ppb). Note that there is a low bias in the duplicate in the low end of the population, which is rather unusual since the same laboratory was used to analyze both the original and the duplicate samples. This bias occurs for both copper and gold, and for both pulps and coarse-rejects. The bias is not particularly significant, because its magnitude is less than the average variation between the assay pairs, and because it only occurs in the low-grade samples.

Figures 14.25 through 14.28 present the absolute value of the relative differences between assay pairs and their mean grade. This better illustrates the slight increase in reproducibility with increasing grade, even in the high-grade part of the distribution. These graphs quantify the analytical reproducibility of the duplicate samples.

Table 14.3 presents the statistics for samples with >=1000 ppm Cu and >=125 ppb Au, here defined as "significantly mineralized". Ninety percent of these significantly mineralized sample pairs have a relative difference in copper grades of up to 4% for pulps and up to 6% for the coarse rejects. The 90th percentile for gold is 23% for pulp duplicates and 21% for coarse-reject duplicates.

   Table 14.3 Absolute Value of the Relative Difference between Sample Pairs

------------------------------------------------------------------------------
                                     -200-mesh Pulp         -10-mesh Coarse
                                       Duplicates           Reject Duplicates
------------------------------------------------------------------------------
N Pairs for Cu>=1000 ppm                   164                     153
------------------------------------------------------------------------------
50th percentile Cu                          1%                      2%
------------------------------------------------------------------------------
90th percentile Cu                          4%                      6%
------------------------------------------------------------------------------
95th percentile Cu                          5%                      9%
------------------------------------------------------------------------------
N Pairs for Au>=125 ppb                    108                     118
------------------------------------------------------------------------------
50th percentile Au                          4%                      5%
------------------------------------------------------------------------------
90th percentile Au                         23%                     21%
------------------------------------------------------------------------------
95th percentile Au                         39%                     64%
------------------------------------------------------------------------------

      Figure 14.21 Relative Differences of Copper Duplicate Assays - Pulps


                              [LINE GRAPH OMIITED]





       Figure 14.22 Relative Differences of Gold Duplicate Assays - Pulps


                              [LINE GRAPH OMIITED]

 Figure 14.23 Relative Differences of Copper Duplicate Assays - Coarse Rejects


                              [LINE GRAPH OMIITED]




  Figure 14.24 Relative Differences of Gold Duplicate Assays - Coarse Rejects


                              [LINE GRAPH OMIITED]

           Figure 14.25 Absolute Value of the Relative Difference of
                        Copper Duplicate Assays - Pulps


                              [LINE GRAPH OMIITED]




           Figure 14.26 Absolute Value of the Relative Difference of
                         Gold Duplicate Assays - Pulps


                              [LINE GRAPH OMIITED]

           Figure 14.27 Absolute Value of the Relative Difference of
                    Copper Duplicate Assays - Coarse Rejects


                              [LINE GRAPH OMIITED]



           Figure 14.28 Absolute Value of the Relative Difference of
                     Gold Duplicate Assays - Coarse Rejects


                              [LINE GRAPH OMIITED]

14.4.4    Standard Reference Samples

Standard Reference Material (SRM) samples were inserted into the stream of pulps sent to Acme in Vancouver. MS1 is of medium grade and MS2 is low grade. Ninety-three samples of MS1 and 88 samples of MS2 were analyzed, representing 2.6% and 2.4% of the total number of assay intervals in the Phase 5 drill hole database, respectively.

The assay results for MS1 and MS2 are shown in Figures 14.29 to 14.32. The samples are plotted by the order of the sample numbers. Those points marked as original assays were those that "failed" and were re-analyzed.

The first 15 analyses on MS1 appear to cluster on the low side for copper, but there is no corresponding cluster for gold. There is no biased clustering for copper or gold for the MS2 samples. The lab re-analyzed thirteen batches that were deemed to have failed because they returned grades more than approximately two standard deviations from the mean SRM grade. Seven batches with failed copper and gold values were not requested to be re-analyzed, although the gold content of the SRM itself was sometimes re-analyzed. Some batches that had a failed SRM assay were not re-tested, because the batch contained only samples from unmineralized or weakly mineralized drill holes located outside of the deposit (John Drobe, 2005, personal communication). Of the batches that were re-analyzed, 12 of the SRMs were high in copper, one was low in copper, one was high in gold, and three were low in gold. Two batches that were re-analyzed returned out-of-range SRM values for the second time as well. Table 14.4 lists the batch failures.

                     Table 14.4 List of Re-Analyzed Batches

--------------------------------------------------------------------------------
                   Batches Rerun                            Batches Not Rerun
                        MS1                MS2             MS1             MS2
High Cu                 5*                  7               1               1
Low Cu                   0                  1               1               0
High Au                  1                  0               0               1
Low Au                   1                  2               1               2
# Batches                5                  8               3               4
# Reruns w bad           0                  2               *               *
SRM
--------------------------------------------------------------------------------
            * For one batch that was rerun, the high-Cu SRM was not rerun with the rest of the samples.

                   Figure 14.29 Standard MS1 Checks - Copper


               [GRAPHIC OMIITED - Standard MS1 Analyses: Copper]






                    Figure 14.30 Standard MS1 Checks - Gold


                [GRAPHIC OMIITED - Standard MS1 Analyses: Gold]

                   Figure 14.31 Standard MS2 Checks - Copper


                [GRAPHIC OMIITED: Standard MS2 Analyses: Copper]







                    Figure 14.32 Standard MS2 Checks - Gold


                [GRAPHIC OMIITED - Standard MS2 Analyses: Gold]

         Descriptive statistics for the SRMs are given in Table 14.5. These statistics compare well with the parameters previously assigned to the SRMs, except that the copper for MS2 has some extreme outliers. Lomas (AMEC 2004) discusses the testing from which the SRM statistics were determined.

      Table 14.5 Descriptive Statistics of the Standard Reference Material

                 -- MS1 --                           -- MS2 --
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Statistic        Phase 5            SRM             Phase 5            SRM
                 Analyses*     Determinations      Analyses*     Determinations
--------------------------------------------------------------------------------
N                   93               41               88               40
--------------------------------------------------------------------------------
Mean Cu            0.802            0.801            0.378            0.371
--------------------------------------------------------------------------------
Std.Dev. Cu        0.024            0.018            0.028            0.010
--------------------------------------------------------------------------------
CV Cu              0.03             0.02             0.07             0.02
--------------------------------------------------------------------------------
Mean Au            0.285            0.287            0.162            0.163
--------------------------------------------------------------------------------
Std.Dev. Au        0.018            0.021            0.015            0.011
--------------------------------------------------------------------------------
CV Au              0.06             0.07             0.09             0.06
--------------------------------------------------------------------------------
* The statistics are based on first-run analyses and exclude the rerun analyses.
--------------------------------------------------------------------------------
note: CV = std dev / mean

15.0     ADJACENT PROPERTIES

Other than the mineral prospects and exploration activities of Corriente itself, there are no known mineral deposits or advanced mineral exploration projects immediately adjacent to the Mirador property. Aurelian Resources Inc. ("Aurelian"), a publicly owned Canadian mineral exploration company, has acquired mineral concessions adjacent to the Mirador property. According to information posted on the Aurelian website, these are part of a large group of concessions that Aurelian has been exploring for precious and base metals (www.aurelian.ca).

16.0     MINERAL PROCESSING AND METALLURGICAL TESTING

16.1     Introduction

The following section is reproduced verbatim from the report titled "Mirador Copper Project Feasibility Study Report" dated May 2005 (AMEC Americas Limited,
2005). There are formatting changes and the figure, table and appendix numbering is different. The present authors' comments or changes are placed in the body of AMEC's text in square brackets ([ ]) and are not italicized.

16.2     History of Metallurgical Testwork

A significant amount of metallurgical testwork has been undertaken on mineralized samples from the Mirador deposit since 2001. SGS Lakefield Research (Lakefield), in Lakefield, Ontario, Canada, carried out the main program of feasibility testing between December 2003 and September 2004. The groups responsible historically for the metallurgical testing aspects of the project are summarized below:


     o   Geomet S.A., Santiago, Chile (May 2001)

             o   scoping batch rougher tests.



     o   Resource Development Inc. (RDI), Co, USA (May 2002)

             o   scoping batch rougher tests.



     o   Sumitomo Metal Mining Co, Limited, Japan (July 2003)

             o   scoping batch rougher and cleaner test,

             o   concentrate chemical and mineralogical analysis

             o   composite bond ball work index (BWI).



     o SGS Lakefield Research Limited, Lakefield, Ontario, Canada (Dec 2003 - Sept 2004)

             o feasibility bench-scale flotation test program (batch and locked cycle flowsheet development and locked cycle variability testing)

             o comminution testing (BWI, RWI, CWI, Ai and JK and SMC drop-weight testing) and modeling (JK SimMet)

             o QEM*SEM characterization of composite samples for variability testing

             o   concentrate characterization and dewatering.

     o   G&T Metallurgical Services Limited, Kamloops, BC, Canada
         (April - Sept 2004)

             o   supporting bench-scale flotation testwork

             o   mineralogical modal analysis.



     o   MinnovEX Technologies Inc, Toronto, Ontario, Canada (July 2004)

             o   comminution testing (SPI) and modelling (CEET).


In 2001 Geomet S.A. conducted a scoping rougher flotation test, on behalf of Billiton Chile, on an unidentified sample (Muestra 2) from Mirador.

In April 2002, Resource Development Inc. (RDI) conducted three batch rougher flotation tests also on unidentified samples.

In June 2003, Sumitomo Metal Mining Co., Ltd. (Sumitomo) conducted an independent scoping level metallurgical program on five selected drill core samples. This testing included batch rougher and cleaner flotation, mineralogical and chemical analysis of concentrates, and a bond work index determination. The liberation characteristics of the ore were also investigated. AMEC reviewed this work and found it to be done to industry standard.

Overall, the results of the Geomet, RDI and Sumitomo testwork showed the samples tested had relatively simple metallurgy and favourable commercial concentration potential. The subsequent follow-up feasibility work by Lakefield on 3,000 kg of split diamond drill core from 18 drill holes across the ore body, and at various depths, has confirmed their conclusions.

The feasibility metallurgical testwork carried out by Lakefield was done under the direction of AMEC. Lakefield also provided samples to MinnovEX and G&T Metallurgical Services (G&T) to conduct SPI grindability testwork, and mineralogical and flotation quality control testwork respectively. Lakefield and MinnovEX also conducted grinding circuit evaluations using their JKSimMet and Comminution Economic Evaluation Tool (CEET) simulation models respectively.

Lakefield's testing was conducted in two phases:

    o    Flowsheet Development December 2003 - March 2004
            o    Mapping and Recovery Variability April - September 2004.

Four master composites were produced from the core samples for an initial flowsheet and design criteria development program. This indicated the mill flow sheet for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary SAG and ball mill grinding to about 150 um followed by copper rougher flotation, concentrate regrind to 30 um, and cleaner flotation and dewatering. Metallurgical testing and mineralogical quantitative modal liberation analysis, conducted by G&T, supported the selection of the primary grind and regrind parameters.

A recovery and mineralogical variability mapping program completed during the third quarter of 2004 subsequently confirmed that the metallurgy and mineralogy of the ore body is quite simple and homogenous, and the samples tested responded consistently well to the conventional flowsheet and reagent scheme selected. Over 44 variability sub-composite samples were produced from 17 drillholes and tested by hole and depth. Each sample was subjected to chemical and QemSCAN (Quantitative Evaluation of Mineralogy by Scanning Electron Microscopy) mineralogical analysis, grindability testing, and locked cycle flotation. Locked cycle concentrates were subjected to mineralogical, chemical, pyroforicity, and dewatering testing.

Chemical analysis of the head samples indicated a range of copper grades from 0.20% to 1.07%, with average overall grade of 0.67%. Gold grades ranged from
0.05 g/t to 0.43 g/t with an average value of 0.22 g/t.

Concentrates produced are predicted to average 29.8% Cu at a recovery of 91%. The average gold grade and recovery was 5.2 g/t and 47.2%, respectively. A gold behaviour model developed from the flotation test data suggests gold tracks chalcopyrite, pyrite, and gangue, with near equal weighting throughout the process. There is good reconciliation between the test gold recovery data and that predicted by quantitative mineralogy.

A laboratory analysis of the individual locked cycle concentrate products indicated that no significant deleterious penalty element impurities were present and this is in good agreement with mineralogical mapping. Concentrate thickening and filtration testwork was conducted. The concentrates settled rapidly and no dewatering problems were identified. Pyroforicity results indicated the concentrate is not expected to be self-heating.

Grindability tests were conducted on the sub-composite intervals of core from individual drill holes. Two dedicated whole core geotechnical and comminution holes were also drilled and used for additional grinding testwork, including Bond Work and Abrasion Indices, JK drop-weight and MinnovEX SPI testing.

Most of the ore in the pit falls geologically in an alteration zone of intense gypsum depletion. This is indicated by low RQD data and poor rock quality observed in drill core boxes. Comparative Bond low energy impact (CWI) and drop-weight test data also indicates the +150 mm ore lumps will break relatively easily at low-energy, but that the resulting reduction may be small. On this basis it is reasonable to assume the SAG mill feed granulometry will be relatively finer than the copper porphyry industry average.

JK and SPI testing data ranked the samples in the medium range of resistance to impact breakage for SAG milling. The ore exhibits low to moderate abrasivity. The average Bond ball mill work index is about 14.5 kWh/t and ranks the ore in hardness to ball milling as moderately soft relative to other copper porphyry ores in Lakefield's industry database and with relatively low variability. The JKTech drop weight and SPI test SAG mill parameters, and ball mill work indices, were used in JK SimMet and

CEET simulation software models to confirm the grinding circuit design basis, and there was good agreement between both approaches.


16.3     Flowsheet

The estimated mineral resources included in the mine plan total approximately 111 Mt grading 0.67% Cu and 0.22 g/t Au. Silver and molybdenum are present but the grades are relatively low. Approximately 91 Mt of overlying waste rock will be removed over the mine life, resulting in an average strip ratio of 0.8:1. The process will be designed to treat 25,000 t/d of material.

A simplified schematic drawing of the proposed flowsheet is provided in Figure [16.1]. Run-of-mine open pit ore will be crushed in a gyratory crusher. The crushed ore will be processed by means of semi-autogenous and ball mill grinding followed by rougher flotation, regrind, cleaner flotation, and dewatering to produce copper concentrate. The concentrate will be trucked via the existing road network in the area to a port facility in Machala for shipment to smelters. Tailings from the process will be impounded in a tailings pond; water will be reclaimed from the tailings pond and reused in the process.

                    Figure 16.1 Simplified Mirador Flowsheet


                              [GRAPHIC OMITTED]

17.0     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1     Introduction

Corriente requested that Mine Development Associates (MDA) complete a resource and reserve update on the Mirador Project. The incentive for the update was the inclusion of 52 new drill holes completed in 2005. This Phase 5 drilling program includes drill holes M91 through M141. The drill hole assay database contains 3,592 new assayed drill intervals for these holes.

The work done by MDA included a review of Corriente's geologic model and a QA/QC analysis, resource estimation, pit optimization, and pit design. MDA relied on previous work completed by AMEC, an independent mining and consulting group. In all cases, MDA attempted to utilize the same procedures unless compelling evidence suggested otherwise. The most important procedural changes were the definition of the lithologic, grade, and material-type zones, coding of the samples, and sub-blocking. Of less importance were the estimation parameters and the use of inverse distance to the fourth power instead of to the eighth power.

MDA's involvement with the Mirador project began in early 2005 with a site visit and a project review on behalf of a potential joint venture partner.


17.2     Corriente Geologic Model

A combination of material types, mineral domains, and lithologic codes (listed in Table 17.1 and illustrated in Figure 17.1 and Figure 17.2) were used to control grade estimation and assign density values. Material-type domains consist of the leached, mixed, and enriched zones in the weathered profile. For copper, mineral domains included grade shells and lithologic groups (pre-mineral dikes, post-mineral dikes, and post-mineral breccias) in the hypogene mineralization. Copper was modeled separately in each of the three weathered zone material types. Gold and silver were modeled identically to copper in the hypogene material using the same copper-grade shells and lithologic groups, but were modeled differently from copper in the weathered zones.

The rock unit "brmn" is the central breccia. While it is a distinct geologic unit, it has not been shown to have an effect on specific gravity, grades or metallurgy. Therefore, while it was modeled by solids, it was not used in any estimation and hence was not given a code.

In the hypogene material, the main grade shell, used for copper, gold, and silver, is defined by the change from grades dominantly above ~0.4% Cu to grades dominantly below ~0.4% Cu. This shell appears to be related to stockwork-dominated mineralization (above ~0.4% Cu), as opposed to disseminated-dominated mineralization (below ~0.4% Cu). A clear, albeit gradational (~0.2% Cu to ~0.6% Cu) separation is shown on quantile plots of the copper distribution (Attachment B). To compensate for the gradational changes in grade, two more shells were defined at ~0.2% Cu and ~0.6% Cu. These shells were defined manually (as opposed to using estimation, i.e., using indicators, to account for local changes and variable drill hole and sample spacing).


                              Table 17.1 Coding and Description of the Geologic Model

----------------------------------------------------------------------------------------------------------------------
                                                         COPPER
----------------- ----------------------------------------------------------------------------------------------------
      CODE        DESCRIPTION
----------------- ----------------------------------------------------------------------------------------------------
      1000        Hypogene "unmineralized":  the material outside the mineralized shell (200)
----------------- ----------------------------------------------------------------------------------------------------
      1200        Hypogene "mineralized": made up principally of disseminated and stockwork mineralization inside a shell defined by ~0.4 %Cu
----------------- ----------------------------------------------------------------------------------------------------
     1030         Early (pre-mineral) dikes (Jefp) which have similar though different styles of mineralization to the enclosing 1000 and 1200
----------------- ----------------------------------------------------------------------------------------------------
      1040        Late dikes (Jhbp) that post-date the mineralization but have incorporated some mineralization during intrusion/stoping
----------------- ----------------------------------------------------------------------------------------------------
      1050        Late breccias (brpm) that post-date the mineralization but have incorporated some mineralization during intrusion/stoping
----------------- ----------------------------------------------------------------------------------------------------
      2000        The enriched or supergene zone, which includes all lithologies
----------------- ----------------------------------------------------------------------------------------------------
      3000        The mixed zone, which includes all lithologies
----------------- ----------------------------------------------------------------------------------------------------
      4000        The leached zone, which includes all lithologies
----------------------------------------------------------------------------------------------------------------------
                                                         GOLD AND SILVER
----------------- ----------------------------------------------------------------------------------------------------
      CODE        DESCRIPTION
----------------- ----------------------------------------------------------------------------------------------------
       30         These are early (pre-mineral) dikes (Jefp) which have similar but somewhat different styles of mineralization to the enclosing 12340 and 12342
----------------- ----------------------------------------------------------------------------------------------------
       40         These are late dikes (Jhbp) that post-date the mineralization but have incorporated some mineralization during intrusion/stoping
----------------- ----------------------------------------------------------------------------------------------------
       50         These are late breccias (brpm) post-date the mineralization but have incorporated some mineralization during intrusion
----------------- ----------------------------------------------------------------------------------------------------
     12340        All (external to the previous zones) "unmineralized": this is the material outside the copper mineralized shell (200)(2) and the dikes and late breccias
----------------- ----------------------------------------------------------------------------------------------------
     12342        All (external to the previous zones) "mineralized": this is made up principally of disseminated and stockwork mineralization(3)
----------------- ----------------------------------------------------------------------------------------------------

____________________

(2) A visual assessment suggests that this is an appropriate methodology and is consistent with the geology and mineralization of the deposit.
(3)   ditto

        Figure 17.1 Schematic Illustration of Rock and Mineral Zones
                        Used for Estimation - Copper


                              [GRAPHIC OMITTED]



         Figure 17.2 Schematic Illustration of Rock and Mineral Zones
                     Used for Estimation - Gold and Silver


                              [GRAPHIC OMITTED]

In the enriched, mixed, and leached zones, the copper has been remobilized and in general (at least apparently at the scale of the drilling) this leaching and remobilization did not affect the dikes and breccias. Gold seems to have maintained its original (pre-weathering) distribution. Silver distribution is most similar to gold distribution though a minor amount of remobilization does seem to have occurred(4).

The style of mineralization just described gave rise to the following modeling criteria. In the weathered zones near the surface, there are sharp geologic and grade contacts between the hypogene and enriched types, and between the enriched or mixed and leached material types. These contacts were modeled using lithologic and grade criteria. All lithologies (i.e., dikes and breccias) in the enriched, mixed, and leached material types were treated for copper estimation as parts of each of the enriched, mixed or leached material types. In the hypogene rocks, each lithology (i.e., country rock, dikes, and breccias) was estimated separately for copper. Gold and silver modeling honored all lithology types while ignoring material types.

Corriente constructed solids (30, 40, 50, 1000, 1200, 2000, 3000, and 4000) for the above-described units. While the weathering zones (1000, 2000, 3000, and 4000) were relatively simple and were used to clip each other to produce valid, non-overlapping solids, the porphyry dike and breccia solids (30, 40 and 50) were too complex for clipping because the solids overlap in too many ways. Therefore, a priority was assigned to these solids so that all coding was done in geologically chronological order (30 then 40 and then 50) for composite and block coding.

The previously described styles and interpretations of mineralization have statistical support, as there is sufficiently good correlation (statistically) between hypogene precious metal and copper mineralization to utilize the same shells for both.

17.3     Sample Coding and Compositing

Two grade shells (~0.2% Cu and ~0.6% Cu) were used to code samples, while only one shell (~0.4% Cu) was used for controlling the estimation and model block coding. Those samples lying outside the 0.6% Cu shell were used to estimate blocks outside the 0.4% Cu shell while those samples lying inside the 0.2% Cu shell were used to estimate grades inside the 0.4% Cu shell. Table 17.1 provides a schematic illustration of this. By coding and using samples in this manner, gradational changes were instilled in the model around the 0.4% Cu grade shell.

Overall, the deposit mineralization is evenly distributed and requires little capping or grade-projection constraints for the estimation process. Sample descriptive statistics were calculated for copper, gold, and silver for each of the modeled units and are presented in Attachment C.

Compositing was done to six meters (one-half of the final block size) honoring all material type, grade shell, and lithologic contacts after capping. The volume inside the main hypogene mineralization (~0.4% Cu shell) was estimated using composites from inside the 0.2% Cu shell. The volume outside the main hypogene mineralization (outside the ~0.4% Cu shell) was estimated using all composites from outside the 0.6% Cu shell.

__________________

(4) As the silver does not make a major contribution to the economics of the deposit and the remobilization is small enough, the lack of specific attention to remobilization during modeling is likely not an important omission.. There does, however, seem to be a slight enrichment of silver in the enriched zone and the users of the model should be cognizant of this.

17.4     Specific Gravity Model

MDA assessed the specific gravity (SG) data in context of the defined lithologic and material types. Unless compelling reasons were found to change the methodology, MDA used the same methodology as in past estimates. MDA did have a different database and as a result, the mean specific gravity values of the various lithologies and material types were different from before. MDA decreased the measured mean specific gravity by 2% to account for the unavoidable sample selection bias(5) introduced when choosing samples for density measurements. Table 17.2 presents the specific gravity values used in this resource estimate.

            Table 17.2 List of Specific Gravity Values Used in Model

    ------------------ ------------------ ----------------- ------------------
        Zone/Lith         No. Samples           SG*               SG***
    ------------------ ------------------ ----------------- ------------------
        1000&1200             962              2.63**            2.58**
    ------------------ ------------------ ----------------- ------------------
          1030                142               2.65              2.60
    ------------------ ------------------ ----------------- ------------------
          1040                121               2.63              2.58
    ------------------ ------------------ ----------------- ------------------
          1050                103               2.61              2.56
    ------------------ ------------------ ----------------- ------------------
          2000                109               2.52              2.47
    ------------------ ------------------ ----------------- ------------------
          3000                75                2.46              2.41
    ------------------ ------------------ ----------------- ------------------
          4000                154               2.38              2.33
    ------------------ ------------------ ----------------- ------------------
    * before the 2% reduction;
    ** estimated into each block by inverse distance
    *** post-2% reduction


17.5     Resource Model and Estimation

The dikes and breccias are barren to weakly or erratically mineralized, and so are distinctly different from the main mineralization. The geological conditions in the deposit are probably much more complex than the interpretation that is presented in this model, in spite of Corriente's valiant efforts to accurately model pre- and post-mineral dikes and breccias. There are likely slightly fewer tonnes and slightly higher grade in the resource than is estimated, but at the scale of mining this may or may not be noticeable.

The block model was constructed with sub-blocks measuring 3.75 m by 3.75 m by 3 m (high). After estimation, the sub-blocks were re-blocked into blocks 15 m by 15 m by 12 m high; this is the same block size as the 2004 AMEC model. The model sub-blocked only when the contacts transected blocks. This procedure of re-blocking allows for better representation of the rapid grade changes across the pre- and post-mineral dikes and breccias and allows for local dilution at and across the contacts. If mining could execute effective grade control at block sizes of less than 15 m, then re-blocking the model to blocks smaller than 15 m by 15 m by 12 m (high) would be appropriate.

Historic work by AMEC in 2004 emphasized geostatistics. MDA relied on AMEC's geostatistical results if nothing contradictory was found, but MDA still performed geostatistics to assess the

____________________

(5) When sampling for specific gravity testing, one can only test material that is intact, and not material that is broken, fractured, brecciated, etc. This type of material has lower specific gravity.

applicability of the historic estimation parameters. Variograms were calculated for all zones, but only those with sufficient samples, which include the main mineralized zone and the surrounding low grade, could be modeled. The lack of sufficient samples, compounded by the fact that there might be poorer grade continuity, prevented the development of good variogram structures in the enriched, mixed, leached material types and in the post-mineral dikes and breccias. The variograms were used to support the chosen search ranges used in estimation.

Both the 2004 AMEC estimate and this estimate used inverse distance estimation for the final and reported estimate. Since the variograms did support the ranges used in the previous estimate, and since it was desirable to maintain consistency, MDA used similar search ranges. During this study, it was found that while copper does display some anisotropy (400 m in a northeast direction and 200 m in the northwest direction), gold and silver grade distribution is isotropic.

MDA estimated numerous models to assess the impacts of:
   o    the new grade shell and lithologic solids,
   o    the varying estimation parameters, and
   o    the 2005 drilling.

MDA estimated two models for each of those listed above; one used inverse-distance squared and one used the nearest-neighbor method. Modifications were made to the final estimate based on the results and comparisons of each of the interim models. No Kriging was done, as most zones did not produce variogram structures that could be modeled. The estimation parameters used in the final estimate are given in Table 17.3, Table 17.4, and Table 17.5.

MDA initially used an inverse distance power of three (ID(3)) and noted a rather steep relative drop in the amount of material grading over 0.7% Cu compared to the previous estimate, which used the power of eight in inverse distance estimation. This latter high power has a tendency to eliminate smoothing, approaching a nearest neighbor or polygonal estimate. Because this deposit has few high-grade outliers and is a relatively well-behaved deposit with respect to grade continuity, MDA felt that a lower power would be more appropriate. Due to a desire to maintain a certain amount of continuity in estimation techniques, MDA assessed the differences in estimation parameters(6). The model was run at inverse powers of 3, 4, and 8 to study the sensitivities to heavily localizing the estimation. Based on the results of comparisons of these other models and on point validation studies, there was no compelling reason to choose ID(3) over ID(4). Therefore, ID(4) methodology was chosen to maintain a certain amount of consistency with previous estimates, while also aiming to move away from a polygonal type of estimate. Examples of the copper and gold grade models are given in Figure 17.3 and Figure 17.4, respectively.

_______________________

(6) Search distance, inverse distance power, number of samples, minimum number of samples, and maximum number of samples per hole.

      Figure 17.3 Typical Cross Section (450) with Block Grades - Copper


              [GRAPHIC OMITTED - BLOCK MODEL SECTION 450 (COPPER)]

       Figure 17.4 Typical Cross Section (450) with Block Grades - Gold



               [GRAPHIC OMITTED - BLOCK MODEL SECTION 450 (GOLD)]


                     Table 17.3 Estimation Parameters for Copper by Mineral Domain

------------------------------------------------------------------------------ -----------------------------
DESCRIPTION                                                                             PARAMETER
------------------------------------------------------------------------------------------------------------
                   MAIN HYPOGENE MINERALIZATION - DISSEMINATED LOW-GRADE (12340) COPPER
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                           0o / 0o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor                                                    200 / 200 / 200
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions                                                                    None
------------------------------------------------------------------------------------------------------------
                 MAIN HYPOGENE MINERALIZATION - DISSEMINATED AND STOCKWORK (12342): COPPER
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                           0o / 0o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                         200 / 200 / 200
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions                                                                    None
------------------------------------------------------------------------------------------------------------
                                  ENRICHED MINERALIZATION - (2000) COPPER
------------------------------------------------------------------------------------------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                           0o / 0o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                        200 / 200 / 50
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions                                                                    None
------------------------------------------------------------------------------------------------------------
                                   MIXED MINERALIZATION - (3000) COPPER
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                           0o / 0o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                          200 / 200 / 50
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in Cu% and distance in m)                                   None
------------------------------------------------------------------------------------------------------------
                                   LEACHED ZONE - (4000) COPPER - PASS 1
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                           0o / 0o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                        200 / 200 / 50
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in Cu% and distance in m)                           Only comps <=0.2% Cu
------------------------------------------------------------------------------------------------------------
                                   LEACHED ZONE - (4000) COPPER - PASS 2
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               2 / 14 / 5
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         140o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                         20 / 20 / 20
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in Cu% and distance in m)                                   None
------------------------------------------------------------------------------ -----------------------------

                  Table 17.3 Estimation Parameters for Copper by Mineral Domain (continued)

------------------------------------------------------------------------------ -----------------------------
DESCRIPTION                                                                             PARAMETER
------------------------------------------------------------------------------------------------------------
                   PRE-MINERAL PORPHYRY - DISSEMINATED AND STOCKWORK (30, Jefp): COPPER
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         110o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                       200 / 200 / 100
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in Cu% and distance in m)                                   None
------------------------------------------------------------------------------------------------------------
                             POST-MINERAL PORPHYRY (40, Jhbp): COPPER - PASS 1
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         140o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                         200 / 200 / 100
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in Cu% and distance in m)                           Only comps <=0.1% Cu
------------------------------------------------------------------------------------------------------------
                             POST-MINERAL PORPHYRY (40, Jhbp): COPPER - PASS 2
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               2 / 14 / 5
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         140o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                           20 / 20 / 20
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in Cu% and distance in m)                                   None
------------------------------------------------------------------------------------------------------------
                             POST-MINERAL BRECCIA (50, brpm): COPPER - PASS 1
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         130o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                       200 / 200 / 100
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in Cu% and distance in m)                           Only comps <=0.1% Cu
------------------------------------------------------------------------------------------------------------
                             POST-MINERAL BRECCIA (50, brpm): COPPER - PASS 2
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               2 / 14 / 5
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         130o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                         20 / 20 / 20
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in Cu% and distance in m)                                   None
------------------------------------------------------------------------------ -----------------------------


                          Table 17.4 Estimation Parameters for Gold by Mineral Domain
------------------------------------------------------------------------------------------------------------
                    MAIN HYPOGENE MINERALIZATION - DISSEMINATED LOW-GRADE (12340) GOLD
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                           0o / 0o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor                                                    200 / 200 / 200
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions                                                                    None
------------------------------------------------------------------------------------------------------------
                  MAIN HYPOGENE MINERALIZATION - DISSEMINATED AND STOCKWORK (12342): GOLD
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                           0o / 0o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                         200 / 200 / 200
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions                                                                    None
------------------------------------------------------------------------------------------------------------
                    PRE-MINERAL PORPHYRY - DISSEMINATED AND STOCKWORK (30, Jefp): GOLD
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         110o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                       200 / 200 / 100
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in ppb Au and distance in m)                                None
------------------------------------------------------------------------------------------------------------
                              POST-MINERAL PORPHYRY (40, Jhbp): GOLD - PASS 1
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         140o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                         200 / 200 / 100
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in ppb Au and distance in m)                       Only comps <=40 ppb Au
------------------------------------------------------------------------------------------------------------
                              POST-MINERAL PORPHYRY (40, Jhbp): GOLD - PASS 2
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               2 / 14 / 5
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         140o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                           20 / 20 / 20
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in ppb Au and distance in m)                                None
------------------------------------------------------------------------------------------------------------
                              POST-MINERAL BRECCIA (50, brpm): GOLD - PASS 1
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         130o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                       200 / 200 / 100
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in Cu% and distance in m)                          Only comps <=40 ppb Au
------------------------------------------------------------------------------------------------------------
                              POST-MINERAL BRECCIA (50, brpm): GOLD - PASS 2
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               2 / 14 / 5
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         130o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                         20 / 20 / 20
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in ppb Au and distance in m)                                None
------------------------------------------------------------------------------ -----------------------------

                           Table 17.5 Estimation Parameters for Silver by Mineral Domain
------------------------------------------------------------------------------------------------------------
                   MAIN HYPOGENE MINERALIZATION - DISSEMINATED LOW-GRADE (12340) SILVER
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                           0o / 0o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor                                                    200 / 200 / 200
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions                                                                    None
------------------------------------------------------------------------------------------------------------
                 MAIN HYPOGENE MINERALIZATION - DISSEMINATED AND STOCKWORK (12342): SILVER
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                           0o / 0o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                         200 / 200 / 200
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions                                                                    None
------------------------------------------------------------------------------------------------------------
                   PRE-MINERAL PORPHYRY - DISSEMINATED AND STOCKWORK (30, Jefp): SILVER
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         110o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                       200 / 200 / 100
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in ppm Ag and distance in m)                                None
------------------------------------------------------------------------------------------------------------
                             POST-MINERAL PORPHYRY (40, Jhbp): SILVER - PASS 1
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         140o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                         200 / 200 / 100
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in ppm Ag and distance in m)                      Only comps <=0.4 ppm Ag
------------------------------------------------------------------------------------------------------------
                             POST-MINERAL BRECCIA (40, JHBP): Silver - Pass 2
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               2 / 14 / 5
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         140o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor (vertical)                                           20 / 20 / 20
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in ppm Ag and distance in m)                                None
------------------------------------------------------------------------------------------------------------
                             POST-MINERAL BRECCIA (50, brpm): SILVER - PASS 1
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               1 / 14 / 4
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         130o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                       200 / 200 / 100
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in ppm Ag and distance in m)                      Only comps <=0.4 ppm Ag
------------------------------------------------------------------------------------------------------------
                             POST-MINERAL PORPHYRY (50, brpm): SILVER - PASS 2
------------------------------------------------------------------------------ -----------------------------
Samples: minimum/maximum/maximum per hole                                               2 / 14 / 5
------------------------------------------------------------------------------ -----------------------------
Rotation/Dip/Tilt (searches)                                                         130o / -90o / 0o
------------------------------------------------------------------------------ -----------------------------
Search (m): major/semimajor/minor ("vertical")                                         20 / 20 / 20
------------------------------------------------------------------------------ -----------------------------
Inverse distance power                                                                      4
------------------------------------------------------------------------------ -----------------------------
High-grade restrictions (grade in ppm Ag and distance in m)                                None
------------------------------------------------------------------------------ -----------------------------

17.6    Resource

The resource was classified to CIM standards. For consistency and a lack of compelling reasons to do otherwise, the resource classification used the same criteria as the previous estimate, except that MDA considered that some material should be classified as Measured. Because copper adds the greatest value to the deposit, all classification is based on the copper while gold and silver are carried along with the copper. The classification is demonstrated in Table 17.6. While there is gold in the leached zone, all blocks in the leached zone are unclassified for metallurgical reasons and there is no plan to extract gold from the leached zone.


                       Table 17.6 Criteria for Resource Classification

------------------------------------------------------------------------------------------------------------
                                              All - Measured
                                                    --------
------------------------------------------------------------------------------ -----------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                     2 / 1 / 20
------------------------------------------------------------------------------------------------------------
                                           Hypogene - Indicated
                                                      ---------
------------------------------------------------------------------------------ -----------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                    2 / 2 / 100
------------------------------------------------------------------------------------------------------------
                                                    Or
------------------------------------------------------------------------------ -----------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                     2 / 1 / 35
------------------------------------------------------------------------------------------------------------
                                Enriched (supergene) and Mixed - Indicated
                                                                 ---------
------------------------------------------------------------------------------ -----------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                     2 / 2 / 75
------------------------------------------------------------------------------------------------------------
                                                    Or
------------------------------------------------------------------------------ -----------------------------
Minimum no. of samples /minimum no. of holes / maximum distance (m)                     2 / 1 / 35
------------------------------------------------------------------------------------------------------------
                               All material not classified above is Inferred
                                                                    --------
------------------------------------------------------------------------------------------------------------
            Leached - modeled but unclassified; all Leached material is considered to be waste
------------------------------------------------------------------------------------------------------------

The inclusion of Measured material in this resource update demonstrates an increased level of confidence, conveyed by the observations that a) the geology is relatively well understood; b) grade continuity is good; c) the deposit is relatively predictable; and d) the sampling is of good quality. On the other hand, the relatively small amount of Measured material (~15% of the total Measured and Indicated) is a consequence of the need to portray some of the risks incorporated in the model, which are the consequence of these facts:

   o estimation of the volumes of the vertical dikes and breccias is risky, because the majority of the drill holes were vertical;

   o the check sampling on gold grades demonstrates only modest reproducibility; and

   o   there are no down-hole surveys for 50 of the drill holes.

The resource tabulation is presented in Tables 17.7 to 17.10. Table 17.11 compares the 2004 and 2005 resource estimates. The increase in Indicated tonnes (and the inclusion of Measured tonnes) was a direct result of the 2005 drilling. The decrease in Inferred tonnes (aside from moving into Indicated or Measured) was a direct result of the 2005 drilling better defining the extents of the mineralization, which in the modeling work, stopped the higher grades from extending as far outward on the edges of the model. The overall decrease in higher-grade tonnes is a function of the updated zones and grade shells, the grades reported in the new drilling, the incorporation of dilution factors, and, to a lesser extent, modifications to the estimation procedures. Table
17.12 presents the differences in the estimated resources inside the AMEC-designed pit.

      Figure 17.5 Typical Cross Section (450) with Block Classification

              [GRAPHIC OMITTED - BLOCK CLASSIFICATION SECTION 450]

       Table 17.7 Mirador Copper, Gold and Silver Resources - Measured


Total Measured
-------------------------------------------------------------------------------
Cutoff      Tonnes    Cu (%)   lbs Cu     Au (ppb)  oz Au    Ag (ppm)     oz Ag
-------------------------------------------------------------------------------
  0.30    62,680,000    0.60  831,000,000    200    400,000     1.5    3,080,000
  0.35    57,610,000    0.63  795,000,000    200    380,000     1.6    2,930,000
  0.40    52,610,000    0.65  753,000,000    210    360,000     1.6    2,770,000
  0.45    47,900,000    0.67  709,000,000    220    330,000     1.7    2,590,000
  0.50    42,810,000    0.69  656,000,000    220    310,000     1.7    2,370,000
  0.55    36,620,000    0.72  584,000,000    230    270,000     1.8    2,090,000
  0.60    30,360,000    0.75  505,000,000    240    230,000     1.8    1,790,000
  0.65    24,440,000    0.79  424,000,000    240    190,000     1.9    1,480,000
  0.70    18,140,000    0.83  330,000,000    250    150,000     1.9    1,130,000
  0.75    11,950,000    0.88  231,000,000    260    100,000     2.0      769,000
  0.80     7,910,000    0.93  162,000,000    270     68,000     2.1      522,000
  0.85     5,090,000    0.99  111,000,000    270     44,000     2.1      340,000
  0.90     3,220,000    1.06   75,000,000    290     30,000     2.1      215,000
  0.95     2,000,000    1.14   50,000,000    300     20,000     2.0      131,000
  1.00     1,470,000    1.21   39,000,000    310     15,000     2.0       97,000
-------------------------------------------------------------------------------
                                 Cutoff in %Cu


       Table 17.8 Mirador Copper, Gold and Silver Resources - Indicated

Total Indicated
-------------------------------------------------------------------------------
                                              Au                 Au
 Cutoff       Tonnes   Cu (%)       lbs Cu   (ppb)    oz Au     (ppm)      oz Ag
-------------------------------------------------------------------------------
  0.30   491,510,000   0.55  5,958,000,000   180  2,810,000    1.4   21,970,000
  0.35   441,080,000   0.58  5,596,000,000   180  2,610,000    1.4   20,530,000
  0.40   385,060,000   0.60  5,134,000,000   190  2,380,000    1.5   18,760,000
  0.45   335,680,000   0.63  4,672,000,000   200  2,150,000    1.6   16,890,000
  0.50   283,610,000   0.66  4,126,000,000   210  1,890,000    1.6   14,770,000
  0.55   230,250,000   0.69  3,507,000,000   210  1,590,000    1.7   12,400,000
  0.60   176,780,000   0.73  2,831,000,000   220  1,260,000    1.7    9,910,000
  0.65   129,500,000   0.76  2,181,000,000   230    950,000    1.8    7,560,000
  0.70    90,220,000   0.80  1,598,000,000   240    680,000    1.9    5,420,000
  0.75    55,700,000   0.85  1,047,000,000   240    435,000    1.9    3,441,000
  0.80    33,300,000   0.91    666,000,000   250    270,000    2.0    2,124,000
  0.85    18,670,000   0.97    401,000,000   260    157,000    2.0    1,208,000
  0.90    10,700,000   1.05    248,000,000   270     92,000    2.1      710,000
  0.95     6,650,000   1.13    165,000,000   270     57,000    2.1      452,000
  1.00     4,550,000   1.20    120,000,000   270     40,000    2.1      308,000
-------------------------------------------------------------------------------
                                 Cutoff in %Cu

 Table 17.9 Mirador Copper, Gold and Silver Resources - Measured and Indicated

Total Measured and Indicated
-------------------------------------------------------------------------------
                                              Au                Ag
Cutoff       Tonnes   Cu (%)         Ibs Cu  (ppb)      oz Au  (ppm)     oz Ag
-------------------------------------------------------------------------------
 0.30   554,190,000   0.56    6,789,000,000   180   3,210,000   1.4   25,050,000
 0.35   498,690,000   0.58    6,391,000,000   190   2,990,000   1.5   23,460,000
 0.40   437,670,000   0.61    5,887,000,000   190   2,740,000   1.5   21,530,000
 0.45   383,580,000   0.64    5,381,000,000   200   2,480,000   1.6   19,480,000
 0.50   326,420,000   0.66    4,782,000,000   210   2,200,000   1.6   17,140,000
 0.55   266,870,000   0.70    4,091,000,000   220   1,860,000   1.7   14,490,000
 0.60   207,140,000   0.73    3,336,000,000   220   1,490,000   1.8   11,700,000
 0.65   153,940,000   0.77    2,605,000,000   230   1,140,000   1.8    9,040,000
 0.70   108,360,000   0.81    1,928,000,000   240     830,000   1.9    6,550,000
 0.75    67,650,000   0.86    1,278,000,000   250     535,000   1.9    4,210,000
 0.80    41,210,000   0.91      828,000,000   260     338,000   2.0    2,646,000
 0.85    23,760,000   0.98      512,000,000   260     201,000   2.0    1,548,000
 0.90    13,920,000   1.05      323,000,000   270     122,000   2.1      925,000
 0.95     8,650,000   1.13      215,000,000   280      77,000   2.1      583,000
 1.00     6,020,000   1.20      159,000,000   280      55,000   2.1      405,000
-------------------------------------------------------------------------------
                                 Cutoff in %Cu

   *total Measured plus Indicated were calculated from rounded Measured and rounded Indicated resources and hence some apparent differences are rounding related.




       Table 17.10 Mirador Copper, Gold and Silver Resources -Inferred

Total Inferred
-------------------------------------------------------------------------------
                                                Au              Ag
Cutoff      Tonnes     Cu (%)       Ibs Cu     (ppb)   oz Au   (ppm)     oz Ag
-------------------------------------------------------------------------------
 0.30   417,300,000    0.45   4,124,000,000    150   1,960,000  1.1   15,130,000
 0.35   338,390,000    0.48   3,559,000,000    150   1,670,000  1.2   13,220,000
 0.40   235,400,000    0.52   2,708,000,000    170   1,250,000  1.3    9,900,000
 0.45   175,230,000    0.56   2,147,000,000    180     980,000  1.4    7,820,000
 0.50   122,290,000    0.59   1,593,000,000    180     710,000  1.5    5,790,000
 0.55    70,270,000    0.64     993,000,000    190     440,000  1.5    3,470,000
 0.60    37,890,000    0.71     587,000,000    190     230,000  1.6    1,970,000
 0.65    22,020,000    0.76     369,000,000    190     140,000  1.7    1,200,000
 0.70    14,710,000    0.81     260,000,000    190      90,000  1.8      824,000
 0.75     9,450,000    0.85     177,000,000    200      60,000  1.9      561,000
 0.80     5,750,000    0.90     114,000,000    210      39,000  2.0      370,000
 0.85     4,020,000    0.93      82,000,000    210      28,000  2.1      266,000
 0.90     2,530,000    0.96      54,000,000    210      17,000  2.1      170,000
 0.95     1,290,000    1.00      28,000,000    220       9,000  2.2       90,000
 1.00       530,000    1.04      12,000,000    220       4,000  2,2       38,000
-------------------------------------------------------------------------------
                                 Cutoff in %Cu


      Table 17.11 Comparison of 2005 and 2004 (AMEC) Resource Estimates

                                                AMEC
 Indicated
-----------------------------------------------------------------------------------------------------
      Cutoff         Tonnes       Cu (%)          Ibs Cu   Au (ppb)    oz Au        Ag (ppm)    oz Ag
-----------------------------------------------------------------------------------------------------
     0.4 Cutoff 309,700,000         0.66   4,485,589,000       201 2,001,000            NA       NA
     0.5 Cutoff 262,200,000         0.69   3,976,393,000       211 1,778,000            NA       NA
     0.6 Cutoff 189,100,000         0.74   3,084,654,000       221 1,342,000            NA       NA
     0.7 Cutoff 107,600,000         0.81   1,930,789,000       241   832,000            NA       NA
-----------------------------------------------------------------------------------------------------


                                                AMEC
 Inferred
-----------------------------------------------------------------------------------------------------
                     Tonnes       Cu (%)          lbs Cu   Au (ppb)    oz Au        Ag (ppm)    oz Ag
     0.4 Cutoff 315,100,000         0.56   3,897,292,000       170 1,725,000            NA         NA
     0.5 Cutoff 216,500,000         0.62   2,964,790,000       180 1,256,000            NA         NA
     0.6 Cutoff  94,200,000         0.71   1,478,052,000       200   606,000            NA         NA
     0.7 Cutoff  41,200,000         0.79     721,257,000       230   305,000            NA         NA
-----------------------------------------------------------------------------------------------------


Change from AMEC 2004 to MDA 2005
Measured and Indicated
-----------------------------------------------------------------------------------------------------
      Cutoff         Tonnes       Cu (%)          lbs Cu   Au (ppb)    oz Au        Ag (ppm)    oz Ag
-----------------------------------------------------------------------------------------------------
         0.40           41%          -7%             31%        -5%       37%           NA         NA
         0.50           24%          -3%             20%         0%       24%           NA         NA
         0.60           10%          -1%              8%         0%       11%           NA         NA
         0.70            1%          -1%              0%         0%        0%           NA         NA
-----------------------------------------------------------------------------------------------------


Change from AMEC 2004 to MDA 2005
Inferred
-----------------------------------------------------------------------------------------------------
      Cutoff.        Tonnes       Cu (%)          lbs Cu   Au (ppb)    oz Au        Ag (ppm)    oz Ag
-----------------------------------------------------------------------------------------------------
         0.40          -25%          -7%            -31%         0%      -28%           NA         NA
         0.50          -44%          -5%            -46%         0%      -43%           NA         NA
         0.60          -60%          -1%            -60%        -5%      -62%           NA         NA
         0.70          -64%           2%            -64%       -18%      -70%           NA         NA
-----------------------------------------------------------------------------------------------------

     Table 17.12  Comparison of 2005 and 2004 (AMEC) Resource Estimates -
                               Inside AMEC Pit

===============================================================================
                     MDA M+I Model within AMEC 2004 Pit Design
-------------------------------------------------------------------------------
                        Tonnes   Cutoff    Cu grade   Au grade   Cu       Au
        Phase             kt       Cu %      Cu %        g/t     kt   ozs (000)
-------------------------------------------------------------------------------
                   1    39,746     0.44     0.755       0.232     300     296
                   2    29,547     0.41     0.637       0.199     188     189
                   3    44,132     0.35     0.603       0.198     266     282
-------------------------------------------------------------------------------
        Total          113,425              0.665       0.210     754     767
===============================================================================
                    MDA Inferred Model within AMEC 2004 Pit Design
-------------------------------------------------------------------------------
                        Tonnes   Cutoff    Cu grade   Au grade   Cu       Au
        Phase             kt       Cu %      Cu %        g/t     kt       ozs
-------------------------------------------------------------------------------
                   1       503     0.44     0.629       0.184      3         3
                   2       224     0.41     0.626       0.158      1         1
                   3     1,051     0.35     0.528       0.129      6         4
-------------------------------------------------------------------------------
        Total            1,778              0.569       0.148     10         8
===============================================================================
        Waste (includes Inferred)
----------------------------------
        Phase             kt
----------------------------------
                   1    35,664
----------------------------------
                   2    18,277
----------------------------------
                   3    34,820
----------------------------------
        Total           88,761
===============================================================================


===============================================================================
                          AMEC Reported Indicated Tonnes
-------------------------------------------------------------------------------
                        Tonnes   Cutoff    Cu grade   Au grade   Cu       Au
-------------------------------------------------------------------------------
        Phase             kt       Cu %      Cu %        g/t     kt   ozs (000)
-------------------------------------------------------------------------------
                   1    38,294     0.44     0.751       0.241     288     297
                   2    29,807     0.41     0.635       0.211     189     202
                   3    42,526     0.35     0.617       0.198     262     271
-------------------------------------------------------------------------------
        Total          110,627              0.668       0.216     739     770
===============================================================================
                          AMEC Reported Inferred Tonnes
-------------------------------------------------------------------------------
                        Tonnes   Cutoff    Cu grade   Au grade   Cu       Au
        Phase             kt       Cu %      Cu %        g/t     kt   ozs (000)
-------------------------------------------------------------------------------
                   1     2,407     0.44     0.683       0.228      16       18
                   2     2,330     0.41     0.533       0.191      12       14
                   3     5,057     0.35     0.458       0.166      23       27
-------------------------------------------------------------------------------
        Total            9,794              0.531       0.187      52       59
===============================================================================
        Waste (includes Inferred)
----------------------------------
        Phase             kt
----------------------------------
                   1    35,836
----------------------------------
                   2    18,022
----------------------------------
                   3    37,314
----------------------------------
        Total           91,172
===============================================================================


It is important to note that:

   o The deepest drill holes extend to the ~850 m elevation, and are also mineralized;

   o   The lowest estimated Indicated material is at ~750 m;

   o   MDA modeled to 650 m; and

   o "Reasonable but optimistic" pit optimization parameters yield a pit that goes to ~750 m on Measured and Indicated material only.

Consequently, MDA has reported resources to the 750 m elevation and no deeper in spite of the indications that the mineralization is open to depth. Pit optimization shells bottom out at 650 m (the bottom of the estimated model) when considering the Inferred material in the pit optimization and using "reasonable but optimistic" pit optimization parameters, 200 m below the deepest drill intercept.

Checks were made on the model in the following manner:

  o Cross sections with the zones, drill hole assays and geology, topography, sample coding, and block grades with classification were plotted and reviewed for reasonableness;

  o Block model information, such as coding, number of samples, and classification were checked by zone and lithology on a bench-by-bench basis on the computer;

  o Quantile-quantile plots of assays, composites, and block model grades were made to evaluate differences in distributions of metals;

  o The updated model and estimation parameters were compared to the previous model (Table 8.6) and estimation parameters(7); and

  o Multiple estimation iterations were done comparing the models with and without the 2005 drill holes as well as changing the estimation parameters.

It became evident from comparing the models that several factors impacted the 2005 model relative to the 2004 model. These are described in order of decreasing impact.

        1. The greatest impact on the changes to estimated resources was caused by more rigid controls on the estimation through the use of better-defined grade and lithologic shells manually modeled rather than indicator modeled.
        2. The 2005 drill holes, which were located principally along the margins of the deposit, had the effect of limiting the projection of the higher grades and decreasing the mean grade of the resource. The 2005 drilling was the only reason for the large increase in Indicated material. The new drilling and continued efforts by Corriente allow for the inclusion of Measured material in this resource estimate update.
        3. The incorporation of dilution along the margins of the mineralized material affected the overall grade in a negative way, thereby more closely approaching what will be mined on blocks of 15 m by 15 m.
        4. The change from ID(8) to ID(4) reduced the tonnage of the higher-grade (over ~0.7%Cu) material due to allowing for some grade averaging (smoothing) during estimation.

17.7     Reserves

17.7.1   Introduction

The work completed for this study is an extension of the AMEC, May, 2005 Mirador Copper Project Feasibility Study Report work. In that feasibility study the ultimate pit size was limited to a total of 110 million ore tonnes, which equates to about a 12-year mine life at 25,000 ore tonnes per day ("tpd"). MDA did not restrict the pit size and therefore the resulting pit size is significantly larger. Virtually all physical and economic parameters are the same as the ones in the AMEC study or are updated to reflect significant changes since the study was completed.

Ore reserves for the Mirador project were developed by applying relevant economic and engineering criteria to MDA's estimated Measured and Indicated resources in order to define the economically extractable portions, or Proven and Probable reserves (Table 17.13). MDA based the Mirador reserve

_______________________

(7) Note that there is an increase in total tons for all categories at a cutoff of 0.4%Cu of 50 million.

0n the AMEC 2005 feasibility study that MDA believes to be reasonably accurate and current. The significant change from the feasibility is an increase in pit size, which is a result of not limiting the mine life. Operating costs are based on mining and processing 25,000 tonnes of ore per day and mining costs may change if the planned production rates change. The reserves were developed to meet the Canadian Institute of Mining, Metallurgy and Petroleum reserve definitions, which are:


                            Probable Mineral Reserve

A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

                             Proven Mineral Reserve

A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

                        Table 17.13 Mirador Proven & Probable Reserves
------------ --------------- ------ ------- -------- --------------- -------------- -------
Class          Ore Tonnes     Cu %    Au      Ag       Waste Tonnes   Total Tonnes  Strip
                 (000)               (ppb)   (g/t)         (000)         (000)      ratio
------------ --------------- ------ ------- -------- --------------- -------------- -------
Proven           50,362       0.64    209    1.64
------------ --------------- ------ ------- -------- --------------- -------------- -------
Probable        269,377       0.61    195    1.57
------------ --------------- ------ ------- -------- --------------- -------------- -------
Total           319,739       0.62    197    1.58         446,335       766,074      1.4
------------ --------------- ------ ------- -------- --------------- -------------- -------


17.7.2   Applied Methodologies

The Mirador reserves were derived from the resource model estimated by MDA, which is described earlier in this report. Costs and physical parameters from the AMEC feasibility were used as the base. MDA used Medsystem(C)/MineSight(C) and Surpac(C) computer software packages to develop and report the reserves using the following procedure:

o Review and verify pertinent parameters, economic criteria and designs from the feasibility study and ascertain applicability to this study.

o        Develop updated mining operating costs.

o Using these input data, generate multiple "pit shells" using the Medsystem(C) Lerchs-Grossmann "floating cone" program. Each pit shell represents the maximum amount of material that can be mined economically using the given input parameters.

o Design an ultimate pit using the pit shells as guides. This design includes haul roads and eliminates areas that could not be mined because of practical mining limitations.

o Tabulate Proven and Probable material in the final pit design based on Measured and Indicated resource classifications.

17.7.3   Floating Cone Analyses

MDA used the Medsystem(C) Lerchs-Grossmann "floating cone" algorithm to produce open-pit cone shells using the parameters shown in Table 17.14. Only Measured and Indicated materials were allowed to make a positive economic contribution; Inferred material is considered waste. Net block values were calculated for and coded into each block in the model below topography, with waste blocks receiving negative numbers equivalent to the cost of mining. The same calculations were used to determine the cutoff between ore and waste for reserve tabulation. The resulting cutoff grade for the base case ($1.00/lb Cu price), assuming only copper revenue, is 0.37% Cu. Because recovered gold contributes value, the actual cutoff is slightly lower depending on the gold grade. Several cone runs were made to test for sensitivity to metals prices and the results are summarized in Table 17.15.

                      Table 17.14 Floating Cone Parameters

       -------------------------------------------------------------------
                    ITEM                                    VALUE
                             Copper Processing
       Mill recovery %                                      91.4%
       Concentrate grade %                                    30%
       Concentrate moisture %                                  8%
       Concentrate losses %                                 0.25%
       Concentrate transport $/WMT                        $ 81.62
       Concentrate transport $/DMT                        $ 88.72
       Smelting $/DMT                                     $ 75.00
       Smelter recovery %                                   96.5%
       Refining $/lb                                      $  0.08

                              Gold Processing
       Mill recovery %                                        47%
       Smelter payable %                                      95%
       Refining $/oz                                      $  6.00

       Process cost with G&A $/DMT                        $  3.90
       Mining $/DMT                                       $  0.89

       Copper price $/lb                              $0.65-$1.50
       Gold price $/oz                                       $400

       Overall pit slope angles                 35(degree)-42(degree)

       DMT = Dry Metric Tonne
       WMT = Wet Metric Tonne
       -------------------------------------------------------------------

                       Table 17.15 Floating Cone Results

-------------------------------------------------------------------------------
Cu price  Tonnes > cut                            Waste tns   Total tns   strip
   $/lb      xl000       Cu %    Au g/t   Ag g/t    xl000        xl000    ratio
-------------------------------------------------------------------------------
   $0.65      5,178      1.12   0.249      1.89     11,149     16,327      2.15
   $0.70     13,070      0.93   0.258      1.81     16,673     29,743      1.28
   $0.75     39,203      0.81   0.242      1.89     41,073     80,276      1.05
   $0.80     77,386      0.74   0.228      1.85     77,662    155,048      1.00
   $0.85    156,852      0.69   0.217      1.74     204,306   361,158      1.30
   $0.90    242,767      0.66   0.207      1.67     336,497   579,264      1.39
   $0.95    291,052      0.64   0.201      1.62     394,849   685,901      1.36
   $1.00    346,995      0.62   0.196      1.57     491,393   838,388      1.42
   $1.05    388,341      0.60   0.192      1.52     556,834   945,175      1.43
   $1.10    416,382      0.59   0.188      1.49     587,276  1,003,658     1.41
   $1.15    440,912      0.58   0.185      1.47     612,894  1,053,806     1.39
   $1.20    464,423      0.57   0.183      1.44     647,144  1,111,567     1.39
   $1.25    487,622      0.56   0.180      1.42     681,837  1,169,459     1.40
   $1.30    503,816      0.55   0.178      1.41     698,646  1,202,462     1.39
   $1.35    520,022      0.54   0.176      1.39     710,333  1,230,355     1.37
   $1.40    534,064      0.54   0.174      1.38     738,935  1,272,999     1.38
   $1.45    544,040      0.53   0.173      1.37     755,431  1,299,471     1.39
   $1.50    551,465      0.53   0.172      1.36     763,612  1,315,077     1.38
-------------------------------------------------------------------------------


17.7.4   Mine Design

MDA designed an ultimate pit using the base-case floating cone (Cu $1.00/lb, Au $400/oz) as a template. Haul roads were designed with a maximum 10% grade and a width of 22 m. This should accommodate haul trucks of 90-tonne capacity, which are about 7-m wide. The ultimate pit design is shown in Figure 17.6.

17.7.5   Pit Slopes

AMEC reported preliminary pit slope angles and designs in the 2005 feasibility. These slopes, adjusted for inclusion of ramps were used in the floating cone runs. Corriente engaged Piteau Associates ("Piteau") to continue with the geotechnical work and recommend final pit slopes, a work that is still in process at the time of this writing. Piteau provided preliminary slope-angle ranges and design sectors, the more conservative of which were used in these pit designs. The conservative Piteau angles are similar to the AMEC slopes. The pit design and reserves could change if the slope criteria change in the final Piteau work. The preliminary slope angles and design sectors recommended by Piteau are shown in Figure 17.7.

                       Figure 17.6 Ultimate Designed Pit


                    [GRAPHIC OMITTED - DRILL HOLE PLAN MAP]

              Figure 17.7 Piteau Preliminary Slope Design Sectors

                        [GRAPHIC OMITTED - ASSESSMENTS]

17.8     Discussion, Qualifications, Risk and Recommendations

The most important observation that can be presented to the reader is the likelihood that geological reality is more complex with respect to breccias and dikes than is portrayed in the resource model. This could have an effect (assuming perfect grade control) of presenting the mill with less tonnes at higher grade during production. Other noteworthy points are presented below.

VERTICAL DIKES AND BRECCIAS Corriente has begun drilling more angle holes minimizing the risks associated with the vertical drill holes and vertical post- and syn-mineralization dikes and breccias. A certain amount of risk remains in this resource estimate because of the inability to fully assess location, quantity and width of the near vertical dikes and breccias.

SOLIDS While Corriente made valiant efforts at making solids to define the dikes and breccias, the solids contained numerous variably overlapping volumes of space within their geometries. Because the solids were not modeled so that any given space is only occupied by one solid, a certain number of "work-arounds" were necessary in the modeling process. While MDA believes that there are no material errors or biases instilled in this model by modeling on screen and directly via solids, a cross-sectional model taken to plan would have added confidence, precision, and accuracy.

Corriente should take the time to slice the lithology and grade shell solids to section and plan, and edit accordingly to produce non-overlapping interpretations, as well as to refine inaccurate geometries introduced by the solids modeling. If the sections and plans remain relatively simple, then the solids could be reconstructed from the validated and modified level plans.

SAMPLE GRADE REPRODUCIBILITY Rather large discrepancies exist in gold pulp duplicate assays and larger discrepancies exist in the coarse reject duplicate assays. Likely, this reproducibility would be worse at the core sample splitting stage. The information does not imply an inherent bias, as the overall mean gold grade should be correct. MDA suggests that a small program (about fifty samples) of metallic screen assaying be done in order to make a preliminary assessment of the reproducibility of gold grades, optimum sample sizes, and sub-sampling procedures.

MODELING Future modeling should consider using a partial-block model instead of a sub-block model, which would require valid and non-overlapping solids or taking the model to plan levels matching the block height.

OTHER METALS Additional study is warranted to assess the possibility and magnitude of mobilization and potential enrichment of silver mineralization. While this does not appear to be of great importance, as silver provides relatively small amounts of value in the overall economics of the deposit, it is worthy of a modest study to assess this and determine if modeling should be done differently. Future study and possible estimation should be focused on the modes of occurrence of molybdenum and zinc (and other elements) as providing some potential economic impact, positive (e.g., molybdenum) or negative (e.g., zinc).

18.0     OTHER RELEVANT DATA AND INFORMATION

Other relevant data and information for the Mirador project are published in the report titled "Mirador Copper Project Feasibility Study Report" dated May 2005 (AMEC Americas Limited, 2005). This feasibility study is relevant because it provides details on infrastructure, costs, potential mining and processing methods, all of which are relevant to the exploitation of the resources and reserves updated and described in this report.

19.0     REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND
         DEVELOPMENT PROPERTIES

The Mirador property is not in development or production as of the effective date of this report. This section does not apply to this report.

20.0     CONCLUSIONS

The last NI 43-101 compliant Technical Report for the Mirador project was filed by AMEC in October 2004. Since that time, Corriente Resources Inc has advanced the Mirador Project principally with additional drilling but also with additional economic and engineering studies. A number of important studies and work programs have been completed, notably the following:

o    A Feasibility Study Report, completed in May 2005 (AMEC Americas Limited));
o    A 52-hole, 11,935-m core-drilling program;
o An updated copper, gold, and silver resource estimate, pit optimizations, and reserve study completed in December 2005 (MDA); and
o An Environmental Impact Assessment (EIA) Report with supporting documentation, filed in December 2005.


The May 2005 Feasibility Study Report does not include or address the results of subsequent work programs such as the 2005 drilling program at Mirador, or the results of studies such as the updated copper, gold, and silver resource estimate and pit optimizations or reserve estimates completed in December 2005 by MDA. The present Technical Report provides a summary of all work conducted since the inception of the Mirador Project, and an update and review of the Mirador Project activities that took place subsequent to the completion of the Feasibility Study Report.

MDA has reviewed the methodology and results of the 2005 Mirador drilling program. This program included drill holes M91 through M141. The updated drill hole assay database contains 3,592 new assayed drill intervals from these holes. For the 2005 drilling program, Corriente generally followed the quality assurance/quality control (QA/QC) guidelines recommended by AMEC Americas Ltd (AMEC 2004). MDA has reviewed the results of the 2005 Corriente QA/QC program but did not take independent samples from the 2005 drill holes. MDA did take check samples from drilling conducted prior to 2005. The discussion in the following section relates to the 2005 program only.

The sample preparation procedures are appropriate and well done, and the assays and analyses are of good quality. Based on the results of the assays and analyses of standard samples inserted into the sample stream, there does not appear to be any significant bias in the assay or analytical data. The results from the inserted blank samples indicate that the sample preparation procedures are conducted with appropriate care. Copper analyses of pulp duplicates reproduce well, while gold fire assays of pulp duplicates show modest variability. Although MDA and Sivertz do not believe that the modest variability in the reproducibility of gold assays has instilled any material bias or skewed the results, it is suggested that this phenomenon be investigated with a set of metallic screen samples. MDA and Sivertz also recommend that a small percentage of samples be sent "blind" to a second umpire laboratory, as an additional check on the primary laboratory.

MDA completed a resource and reserve update for the Mirador Project based on the 52 additional drill holes. MDA relied upon the results of previous work, and used procedures similar to those used by AMEC in the preparation of the 2004 mineral resource estimate (AMEC 2004). MDA reported

Measured and Indicated resources of 437,670,000 tonnes grading 0.61% Cu, 190 ppb gold, and 1.5 ppm silver at a 0.40% Cu cutoff grade. Inferred resources, also at a 0.40% Cu cutoff, were reported to be 235,400,000 tonnes grading 0.52% Cu, 170 ppb gold, and 1.3 ppm silver. The MDA estimate places more material in the Measured and Indicated resource category than was reported by AMEC in 2004, at a slightly lower grade. These changes are the direct result of the addition of new data from the 2005 infill drilling program.

21.0     RECOMMENDATIONS

MDA and Sivertz believe that Mirador is a property of merit. For Mirador specifically, it is recommended that certain work on the resource be completed:

o Make paper cross sectional interpretations through the Mirador deposit that describe and define the rock types, material types, alteration zones, and structure;
o Continue work on the solids using the previously mentioned geologic sections to guide the definition of the rock and material types, and modify the model through various iterations of slicing and reinterpretation;
o With the new material type and rock type models completed, estimate resources using a partial-block model to replace the sub-block model; and
o    Estimate zinc grades.

Estimated costs for the previously described resource modeling work would be approximately $100,000.

In addition, engineering, cost estimation, and environmental/social baseline work should be continued, in order to update the Feasibility Study completed by AMEC Americas Limited. This should involve:

o A review of the proposals received for mine engineering, procurement and construction.
o Studies to determine the optimum production capacity for the Mirador Project, balancing constraints such as availability of electrical power and other logistical realities against maximum achievable mining and milling rates.
o Preparation of an overall mine plan to accommodate expansion to a range of milling capacities from 25,000 tpd to 50,000 tpd.
o Preparation and review of capital expenditure and operating costs for the optimum mine expansion plan.
o    Completion of the ongoing slope stability work.
o Identification of any potential issues relating to large waste dumps and tailings facilities.

Estimated costs for the previously described engineering work would be approximately $150,000.

It is further recommended that the Mirador Norte copper deposit should be evaluated from a resource standpoint, using similar procedures to those described above and in other sections of this report. Continued permitting, environmental baseline studies, planning, and pre-production work are all justified.

22.0     REFERENCES

AMEC Americas Limited, 2005: Mirador Copper Project Feasibility Study Report.
     May 2005.

Corriente Resources Inc, 2005: Environmental Impact Assessment for Mirador
     Project Submitted to Ecuador Government. News Release dated December 20, 2005.

Corriente Resources Inc, 2005: Mirador Mine Life Extended to 38 Years with New
     Optimization Results for Starter Copper Project. News Release dated November 17 2005.

Corriente Resources Inc, 2005: Optimization Drilling Completed at Mirador
     Project. News Release dated August 8, 2005

Corriente Resources Inc, 2005: High Grade Copper Intersected at Mirador
     Project. News Release dated July 6, 2005.

Corriente Resources Inc, 2005: Optimization Well Underway at Mirador Project,
     Ecuador. News Release dated May 19, 2005.

Corriente Resources Inc, 2005: Positive Feasibility Study Completed on Mirador
     Copper-Gold Starter Project, Southeast Ecuador. News Release dated April 14, 2005.

Dawson, J.M., and Makepeace, D.K, 2003: Mirador Project, Corriente Copper Belt,
     Southeast Ecuador. Order-of-Magnitude Study, Part 1, Technical Report. February 2003.

Lomas, S., 2004: Technical Report, Mirador Project. Morona Santiago Province,
     Ecuador. AMEC Americas Limited Technical Report prepared for Corriente Resources Inc, October 22 2004.

Makepeace, D.K, 2001: Corriente Copper Belt Project, Southeast Ecuador,
     Order-of-Magnitude Study (Preliminary Assessment Technical Report), June 22, 2001.

Makepeace, D.K, 2002: Mirador Project, Corriente Copper Belt, Southeast
     Ecuador. Preliminary Assessment Technical Report, September 3, 2002.

Mineral Development Associates, 2005: Update on Copper, Gold and Silver
     Resources and Pit Optimizations, Mirador Project, Ecuador. December 6,
     2005.

P&T Asesores Legales, Abogados 2005: Letter Regarding Certain Corporate Matters and the Status of Title to the Mining Concessions in Ecuador. Prepared for Corriente Resources Inc, December 29 2005.


 www.aurelian.ca:  January 16 2006.
 ---------------

23.0     AUTHOR'S CERTIFICATE AND SIGNATURE PAGE


I, Steven Ristorcelli, P. Geo., do hereby certify that:

            1.   I am currently employed as Principal Geologist by:
                      Mine Development Associates, Inc.
                      210 South Rock Blvd.
                      Reno, Nevada 89502.

            2. I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980.

            3. I am a Professional Geologist in the states of California (#3964) and Wyoming (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists, and a member of the Geological Society of Nevada, Society for Mining, Metallurgy, and Exploration, Inc., and Prospectors and Developers Association of Canada.

            4. I have worked as a geologist for a total of 28 years since my graduation from undergraduate university.

            5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

            6. I am responsible for or was involved with the preparation of this technical report titled "Technical Report Update on the Copper, Gold, and Silver Resources and Pit Optimizations, Mirador Project, Ecuador" for Corriente Resources Inc. January 31, 2006. I visited the project during the period January 4 to January 7, 2005.

            7.   I have had no prior involvement with the property or project.

            8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

            9.   I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

            10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

            11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication of the Technical Report in the public company files on their websites accessible by the public.


Dated this 31st day of January, 2006.



"Steven Ristorcelli"
--------------------------------------
Signature of Qualified Person



Steven Ristorcelli
--------------------------------------
Print Name of Qualified Person

I, George Sivertz, residing at 11708-246th Street, Maple Ridge, BC, V4R 1K8, do hereby certify that:

     1.  I am currently employed as Senior Geologist by:

                 OreQuest Consultants Ltd.
                 #306 - 595 Howe Street
                 Vancouver BC, Canada V6C 2T5

     2. I hold a B.Sc. (Honours) degree in Geological Science granted by the University of British Columbia in 1976.

     3. I have been a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992.

     4. I am a professional geologist and have practiced my profession on a full time basis in Canada, the USA, Mexico, Cuba, Peru, and elsewhere in Europe, Asia, and South America since 1978.

     5. I have read Policy Documents NI 43-101 and NI 43-101F1 and certify that by reasons of my academic qualifications, affiliation with a professional association, and relevant work experience, I am a "Qualified Person" for the purposes of NI 43-101. This report has been prepared in compliance with NI 43-101.

     6. I am responsible for or was involved with the preparation of this technical report titled "Technical Report Update on the Copper, Gold, and Silver Resources and Pit Optimizations, Mirador Project, Ecuador" for Corriente Resources Inc. January 31, 2006. I have not visited the Mirador property.

     7. I am independent of Corriente Resources Inc. and its subsidiary companies. I hold no interests, direct or indirect, in the properties or securities of Corriente Resources Inc. or any of its subsidiary companies, nor do I intend or expect to receive any. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

     8. I am not aware of any material fact or material change with respect to the subject matter herein, which if omitted could render this report misleading.

     9. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication of the Technical Report in the public company files in websites accessible by the public.

Dated this 31st day of January, 2006.


"George Sivertz"
---------------------------------
Signature of Qualified Person



George Sivertz
---------------------------------
Print Name of Qualified Person

I, Scott Hardy, P. Eng., do hereby certify that:

     1.  I am currently employed as Senior Engineer by:

                           Mine Development Associates, Inc.
                           210 South Rock Blvd.
                           Reno, Nevada 89502.

     2. I graduated with a Bachelor of Science degree in General Engineering from Oregon State University in 1978 and Bachelor of Science degree in Geology from the University of Wyoming in 1984.

     3. I am a Registered Professional Engineer in the state of Nevada (#11891) and a member of the Society for Mining, Metallurgy, and Exploration, Inc.

     4. I have worked as an engineer for a total of 19 years since my graduation from undergraduate university.

     5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6. I am responsible for or was involved with the preparation of this technical report titled "Technical Report Update on the Copper, Gold, and Silver Resources and Pit Optimizations, Mirador Project, Ecuador" for Corriente Resources Inc. January 31, 2006. I have not visited the Mirador property.

     7.  I have had no prior involvement with the property or project.

     8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.  I am independent of the issuer applying all of the tests in section
         1.5 of National Instrument 43-101.

     10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

     11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication of the Technical Report in the public company files on their websites accessible by the public.

Dated this 31st day of January, 2006.

"Scott Hardy"
--------------------------------
Signature of Qualified Person



Scott Hardy
--------------------------------
Print Name of Qualified Person

A.       OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

B.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant only has normal trade payables, and does not have any future committed calls on its cash.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

         A. Undertaking

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

         B. Consent to Service of Process

         The Registrant is currently filing with the Commission a Form F-X in connection with the registration of the Common Shares.





                                    EXHIBITS

         The following exhibits are filed as part of this registration statement:


         Exhibit No.                Title
         -----------                -----

         23.1                       Consent of PricewaterhouseCoopers, LLP

         23.2                       Consent of AMEC Americas Limited

         23.3                       Consent of Mine Development Associates

         23.4                       Consent of Mine Development Associates

         99.1 Audited Financial Statements for the year ended December 31, 2004 and the nine months ended September 30, 2005 together with the auditor's report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F.*



______________________________

* Incorporated by reference into the Registration Statement on Form 40-F of the Registrant, which was initially filed with the Securities and Exchange Commission on February 13, 2006 (File No. 001-32748).

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                          CORRIENTE RESOURCES INC.


February 16, 2006                         By:    /s/ DARRYL F. JONES
                                              ----------------------------------
                                              Name:  Darryl F. Jones
                                              Title: Chief Financial Officer

                                 EXHIBIT INDEX


         Exhibit No.                Title
         -----------                -----

         23.1                       Consent of PricewaterhouseCoopers, LLP

         23.2                       Consent of AMEC Americas Limited

         23.3                       Consent of Mine Development Associates

         23.4                       Consent of Mine Development Associates

         99.1 Audited Financial Statements for the year ended December 31, 2004 and the nine months ended September 30, 2005 together with the auditor's report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F.*




______________________________

* Incorporated by reference into the Registration Statement on Form 40-F of the Registrant, which was initially filed with the Securities and Exchange Commission on February 13, 2006 (File No. 001-32748).